UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13-E3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)

DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP
________________________________________________________________

(Name of the Issuer)
DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP
JEFFERY L. KEIERLEBER
____________________________________________________________________________
(Name of Persons Filing Statement)
Limited Partnership Interests
____________________________________________________________________________
(Title of Class of Securities)

N/A
________________________________________________________________
(CUSIP Number of Class of Securities)

Mr. Michael Sweet
Decade Companies Income Properties
N19 W24130 Riverwood Dr., Suite 100
Waukesha WI 53188
(262) 522-8990

Copy to:
Conrad G. Goodkind, Esq.
Walter J. Skipper, Esq.
Quarles & Brady LLP
411 East Wisconsin Ave.
Milwaukee, WI 53202
(414) 277-5000

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

[ ]The filing of solicitation materials or an information statement subject to Regulation (Section Section 240.14a-1 through 240.14b-2), Regulation 14C (Section Section 240.14c-1 through 240.14c-101) or 13e-3(c)
(Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

[     ]	The filing of a registration statement under the Securities Act of 1933.

[ X ]	A tender offer.

[     ]	None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:  [    ]

Check the following box if the filing is a final amendment reporting the results
of the transaction:  [    ]


CALCULATION OF FILING FEE

                            Transaction Valuation*
			                 Amount of Filing Fee
                 [$3,185,000.00]                              [$258.00]

* The transaction valuation was calculated by taking 3,500, the number of Limited Partnership Interests offered to purchase by the Issuer, and multiplying it by the purchase price stated in the Offer to Purchase of $910.00 per Interest.

[  ]	Check the box if any part of the fee is offset as provided by Exchange
Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________________

Form or Registration No.:__________________________

Filing Party:_____________________________________

Date Filed:______________________________________

SCHEDULE 13E-3

This Schedule 13E-3 relates to the tender offer, severally and not jointly, by Decade Companies Income Properties-A Limited Partnership, a limited partnership organized in the State of Wisconsin (the "Partnership") and Jeffrey L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber") to purchase, in aggregate, up to 3,500 Limited Partnership Interests (the "Interests"), at a price of $910.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2003 (the "Offer to Purchase") and in the related Letter of Acceptance (which together constitute the "Offer"). Copies of such documents are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 13E-3. The Offerors are concurrently filing with this Schedule 13E-3 a Schedule TO.

The Offer is being presented to the Limited Partners severally and not jointly by the Partnership and Keierleber.Pursuant to the terms of the Offer, the Partnership is offering to purchase the first 100 Interests tendered and Keierleber is offering to purchase up to an additional 3,400 Interests tendered. All sections of the Offer to Purchase incorporated by reference into this
Schedule 13E-3, are incorporated for the purposes of providing the required disclosures.

Item 1.  Summary Term Sheet

The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information

The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer," "The Offer-Introduction-Background," "The Offer-Price Range of Interests; Distributions; Trading Volume," "The Offer-Certain Information Concerning the Offerors" and "The Offer-Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Interests" and in Appendix B thereto is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

The information set forth in the Offer to Purchase under "The Offer," "The Offer-Background," "The Offer-Introduction-Management of the Partnership" and "The Offer-Certain Information Concerning the Offerors" is incorporated herein by reference.

Item 4.  Terms of the Transaction

The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer," The Offer-Introduction-Background," "The Offer-Introduction-Post Offer Plans," "The Offer-Introduction-Determination of the Purchase Price," "The Offer-Introduction-Interests of Certain Persons in the Offer," "The Offer-Introduction-Certain Effects of the Offer," "The Offer-Risk Factors," "The Offer-Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights," "The Offer-Certain Federal Income Tax Consequences," "The Offer-Number of Interests; Expiration Date; Extension of the Offer," "The Offer-Procedure for Tendering Interests," "The Offer-Withdrawal Rights," "The Offer-Payment of the Purchase Price," "The Offer-Certain Conditions of the Offer" and "The Offer-Extension of Tender Period; Termination; Amendments" and the Letter of Acceptance is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the Offer to Purchase under "The Offer-Introduction -Post Offer Plans," "The Offer-Introduction-Significant Partnership Events," and
 "The Offer-Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Interests" is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals

The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer-Introduction-Background," "The Offer-Introduction-Purpose of Offer," "The Offer-Introduction-Post Offer Plans," "The Offer-Introduction- Interests of Certain Persons in the Offer," "The Offer Introduction-Certain Effects of the Offer," "The Offer-Risk Factors" and "The Offer-Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Interests" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects

The information set forth in the Offer to Purchase under "The Offer-Introduction -Purpose of Offer," "The Offer-Introduction-Certain Effects of the Offer," "The Offer-Introduction-Post Offer Plans," "The Offer-Introduction-Interests of Certain Persons in the Offer," "The Offer-Risk Factors," "The Offer-Certain Federal Income Tax Consequences," and in Appendix A attached thereto is incorporated herein by reference.

Item 8.  Fairness of the Transaction

The information contained in the Offer to Purchase under "The Offer-Introduction -Determination of the Purchase Price," and "The Offer-Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations;
No Approvals Required; No Appraisal Rights" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations

The information contained in the Offer to Purchase under "The Offer-Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration

The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer-Source and Amount of Funds" and "The Offer-Persons/Assets, Retained, Employed, Compensated or Used" is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company

The information set forth in the Offer to Purchase under "The Offer-Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Interests," "The Offer-Ownership of Interests" and in Appendix B thereto is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

The information set forth in the Offer to Purchase under "The Offer," and "The Offer-Introduction-Background" is incorporated herein by reference.

Item 13.  Financial Statements

The audited financial statements for the Partnership for the fiscal years ended December 31, 2002 and 2001 are incorporated herein by reference to the Partnership's current report on Form 10-KSB filed on March 31, 2003. The unaudited financial statements for the Partnership for the quarterly period ended March 31, 2003 are incorporated herein by reference to the Partnership's quarterly report on Form 10-QSB filed on May 14, 2003. These reports are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission (the "SEC") at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or 233 Broadway, New York, New York 10279 or CitiCorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can also be obtained at a prescribed rate from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or free of charge at the web site maintained by the SEC at www.sec.gov. Additional information set forth in the Offer to Purchase in Appendix A and under "The Offer-Certain Information Concerning the Offeror" is incorporated herein by reference.

No information is being disclosed pursuant to this Item 10 about Mr. Keierleber because such disclosure is immaterial to the Offer. Financial information about Mr. Keierleber is immaterial because the Offer is for cash consideration and he has the funds available.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the Offer to Purchase under "The
Offer-Persons/Assets, Retained, Employed, Compensated or Used" is incorporated herein by reference.

Item 15.  Additional Information

The information set forth in the Offer to Purchase and the Letter of Acceptance is incorporated herein by reference.

Item 16.  Exhibits

(a)(1)(A) Offer to Purchase, dated July 15, 2003.

(a)(1)(B) Form of Letter of Acceptance

(a)(1)(C) Form of Cover Letter to Limited Partners

(e)(1) Limited Partnership Agreement (previously filed with Form 8-A on October 1, 1996).

(e)(2) Adoption of Section 8.6 Fair Pricing Provision (previously filed with
Schedule 14A proxy statement dated December 13, 1996).

(e)(3) Amendment to the Partnership Agreement to Adopt Section 9.1(f) Right of First Refusal (previously filed with Schedule 14A proxy statement dated
April 26, 2002).

(e)(4) Amendment to the Limited Partnership Agreement (previously filed with
Schedule 14A proxy statement dated April 1, 2003).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true complete and correct.

DECADE COMPANIES,
GENERAL PARTNER,
DECADE COMPANIES INCOME PROPERTIES


/s/ Jeffery L. Keierleber
Jeffery L. Keierleber,
General Partner,
Decade Companies

/s/ Jeffery L. Keierleber
Jeffery L. Keierleber

Date: July 15, 2003


DECADE COMPANIES INCOME PROPERTIES A LIMITED PARTNERSHIP
Offer for Cash
Up to 3,500 Limited Partnership Interests
At $910.00 net per Interest

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT MIDNIGHT, CENTRAL TIME,
ON AUGUST 13, 2003, UNLESS THE OFFER IS EXTENDED.

Decade Companies Income Properties A Limited Partnership, a Wisconsin limited partnership (the Partnership), and Jeffrey L. Keierleber, an affiliate of the Partnership (collectively, the Offerors), are offering to purchase up to 3,500 Limited Partnership Interests (Interests) of the Partnership at $910.00 per Interest (the Purchase Price), net to the seller in cash, on the terms and subject to the conditions set forth herein and in the related Letter of Acceptance (which together constitute the Offer). See The Offer Procedure for Tendering Interests. This Offer incorporates by reference the Partnership's audited financial statements contained its Form 10-KSB for the year ended December 31, 2002 and its Form 10-QSB for the quarter ended March 31, 2003. The Partnership may file its Form 10-QSB for the quarter ended June 30, 2003 after the Expiration Date unless the Offer is extended.

The Offer is not conditioned on any minimum number of Interests being tendered. The Offer is, however, subject to certain other conditions. See The Offer Certain Conditions of the Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any State Securities
Regulator nor has the Commission or any State Securities Regulator passed upon the fairness or merits of such transaction nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Neither the Partnership nor its General Partner makes any recommendation to any Limited Partner as to whether to tender any Interests. Each Limited Partner must make his or her own decision as to whether to tender Interests and, if so, how many Interests to tender. No executive officer of the General Partner or any of its affiliates intends to tender Interests pursuant to the Offer.
In deciding whether to tender, please consider:
Jeffrey L. Keierleber controls the General Partner of the Partnership, and Mr. Keierleber already owns a majority of the outstanding Interests and thus effectively is able to control the vote on matters for which Limited Partners in the Partnership have voting rights.

The interests of the Offerors in purchasing Interests at the offer price may conflict with the interests of Limited Partners in obtaining a higher price (see The Offer Introduction Determination of the Purchase Price).

The Offerors' purchase of Interests will reduce the number of Limited Partners and the number of Interests that may otherwise trade, thereby possibly adversely affecting the liquidity and market value of the remaining Interests (see The Offer Introduction Certain Effects of the Offer).

The number of Limited Partners may be reduced below 300 by reason of the Offer, which would allow the termination of registration of the Interests under the Securities Exchange Act of 1934 (the Exchange Act), which termination would substantially reduce the information required to be furnished by the Partnership to holders of the Interests and which would make certain provisions of the Exchange Act with respect to going private transactions no longer applicable to the Partnership (see The Offer Introduction Certain Effects of the Offer).

The Valuations Group, Inc. has informed the General Partner that the Offer is fair from a financial point of view (see The Offer Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights).

The Partnership has waived its right under the Partnership
Agreement to purchase any Interests purchased by Mr. Keierleber in this tender offer.

IMPORTANT

Any Limited Partner desiring to tender all or any portion of his or her Interests should complete and sign the Letter of Acceptance or a photocopy thereof in accordance with the instructions in the Letter of Acceptance and mail or deliver it, and any other required documents, to the Offerors.

No person has been authorized to make any recommendation on behalf of the Partnership as to whether Limited Partners should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Acceptance. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by the Offerors.

July 15, 2003

The Offer and withdrawal rights will expire at Midnight, Central
Time, on August 13, 2003, unless the Offer is extended.

A summary of the principal terms of the Offer entitled ASummary
Term Sheet appears on the next few pages. However, you should read this entire document carefully before deciding whether to tender your Interests.

If you tender all or any portion of your Interests, you will be subject to certain risks, including:

The Purchase Price per Interest, while higher than any previous transaction, may be less than the fair market value and the ultimate liquidation value of the Interests.

As a result of your tender you may have a taxable gain and may have to pay state and federal taxes.

If you tender all your Interests, you will no longer have rights to any future distributions, including any distribution of proceeds from the sale of properties.

There is a conflict of interest between Limited Partners who tender Interests in the Offer, Limited Partners who do not tender, and the General Partner of the Partnership, which creates a risk that the Purchase Price will be less than the ultimate realized amount of the Interests.

If you continue to hold all or any portion of your Interests, you will be subject to certain risks, including:

You may not in the future be able to obtain a higher price for your Interests than is being offered hereby.

Because there is no developed market for the Interests, you may be prevented from being able to sell or receive fair value for your investment.

Because of provisions in the Partnership Agreement designed to avoid certain tax consequences, there may be restrictions on your ability to transfer your Interests.

The Partnership has no current plans to liquidate, but reserves such rights to liquidate.
If tenants occupying some of the Partnership's properties experience financial difficulties or do not renew their leases, it could harm the Partnership's financial operations.

The Partnership may acquire additional properties with risks that are unknown at this time.

There are significant general economic risks associated with investments in real estate in general.

See RISK FACTORS at page 17 of this Offer.

Questions and requests for assistance or for additional copies of this Offer, the Letter of Acceptance and any other documents relating to this Offer may be directed to Mr. Michael G. Sweet, Decade Companies Income Properties, N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188.

The date of this Offer is July 15, 2003.

SUMMARY TERM SHEET

THE OFFERORS. The Partnership and Jeffrey L. Keierleber, severally and not jointly, are making this Offer to all Limited Partners.
The Partnership will purchase the first 100 Interests tendered using borrowings from an affiliate to pay for such Interests. Thereafter, Mr. Keierleber will purchase the next 3,400 Interests tendered with his own funds.

OFFER. The Offerors are offering to purchase up to 3,500 Interests (or approximately 35% of the currently outstanding Interests) that are not owned by Mr. Keierleber or certain of his affiliates. See The Offer.

PURCHASE PRICE. The Offerors will purchase tendered Interests in cash for $910.00 per Interest. See The Offer Introduction
Determination of the Purchase.

FACTORS IN DETERMINING THE PURCHASE PRICE.  In determining the
Purchase Price per Interest, the Offerors considered, among other things, the following:

The per Interest price paid to Limited Partners in previous repurchases over the last three years (between $550-$895).

The per Interest price paid to Limited Partners in secondary market transactions, in which the Offerors did not participate, and of which the Offerors are aware, over the last three years at prices ranging from $550 to $551 per Interest.

The absence of a regular trading market for the Interests.

Our estimates of the potential selling price of the Partnership properties, adjusted for estimated selling, liquidation and other expenses and discounts.

The third party offers received on the properties.

An unaffiliated March 2002 offer of $550 per Interest for a limited number of Interests.

The independent appraisals of the Apartments in 2002.

The purchase price paid by the Partnership for the Office Buildings in 2002.

The prepayment penalties that would be incurred if the Properties were sold and the mortgages were paid off.

See The Offer Introduction Determination of the Purchase Price for a more detailed discussion of these factors.

CONDITIONS TO THE OFFER. The Offerors are offering to purchase outstanding Interests from all Limited Partners. The Offer is not conditioned on the tender of any minimum number Interests. The Offerors will not, however, accept your tender if, as a result of the tender, you would continue to be a Limited Partner and would hold fewer than three (3) Interests, or two (2) Interests in the case of an IRA (which is the minimum requirement under the Partnership Agreement). There are a number of conditions to the Offer, including the absence of certain changes in the Partnership and the absence of certain changes in the financial markets. See The Offer Certain Conditions of the Offer.

PURPOSE OF THE OFFER. The purpose of the Offer is to provide Limited Partners an opportunity to sell Interests at a price higher than in reported transactions in the last three years. Depending on the number of Interests tendered, the Partnership may also be able to reduce its annual operating costs if it is able to terminate its reporting obligations under the Securities Exchange Act of 1934. See The Offer Introduction Purpose of the Offer.

RIGHT TO EXTEND THE EXPIRATION DATE. The Offer expires on August 13, 2003, Midnight, Central Time, but may be extended by the Offerors beyond the expiration date by providing you with oral or written notice of the extension. See The Offer Extension of Tender Period; Termination; Amendments.

HOW TO TENDER YOUR INTERESTS. To tender your Interests, you must complete and sign the accompanying Letter of Acceptance and Form W-9 included in these materials, and send it to Decade Companies Income Properties, N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188, or transmit via facsimile to Decade Companies Income Properties at 262-522-8999 by Midnight, Central Time on August 13, 2003. See The Offer-Procedure for Tendering Interests.

WITHDRAWAL RIGHTS. You may withdraw your tendered Interests at any time prior to the expiration of the Offer, including any extensions, and within 7 days of your tender. Additionally, if the Offer has not been paid as of September 13, 2003, thereafter you may also withdraw your Interests from the Offer. See The Offer Withdrawal Rights.

HOW TO WITHDRAW. To withdraw your Interests, you need to send a notice of withdrawal to the Offerors. This notice must be in writing and received by the Offerors at N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188 or via facsimile at 262-522-8999 on or before the expiration date. If you file a notice of withdrawal it must specify the name of the person withdrawing the tender and the amount of Interests previously tendered that are being withdrawn. See The Offer Withdrawal Rights.

PAYMENT FOR YOUR INTERESTS. If you tender your Interests and the Offerors accept your tender, the Offerors will pay the Purchase Price of any of your Interests which they purchase by sending you a check. The Offerors intend to promptly deliver all checks to the post office by first class postage-prepaid after the expiration date. See AThe OfferCPayment of Purchase Price.

PRORATION TERMS. Upon the terms and subject to the conditions of the Offer, the Offerors will accept for purchase all Interests tendered by the expiration date. The Offerors are currently offering to purchase all of the outstanding Interests, except those owned by Jeffery L. Keierleber, and therefore, no proration is necessary. In the event that the Offerors reduce the number of Interests to be purchased pursuant to this Offer, the Offerors will prorate purchases as set forth below.

In the event of a proration, the Offerors will first accept all of the tenders from Limited Partners who own fewer than 100 Interests and who tender all of their Interests by the expiration date. If this amount is still exceeds the maximum number of Interests to be purchased pursuant to the Offer, the Offerors will prorate purchases based upon the ratio of the number of Interests tendered by each Limited Partner who tendered all of its Interests and who owns fewer than 100 Interests by the expiration date to the total number tendered by all Limited Partners who tender all of their Interests and who own fewer than 100 Interests on the expiration date. In prorating purchases, the Offerors intend to purchase an amount so that a tendering Limited Partner, after proration, will hold three or more Interests or two or more in the case of an IRA, and no fractional Interests (as required by the Partnership Agreement).

After this category of tendering Limited Partners has been satisfied and if there are any funds to purchase any other Interests tendered and a proration is necessary, the Offerors will prorate purchases from Limited Partners who tendered some, but not all, of their Interests or who own 100 Interests or more based upon the ratio of the number of Interests tendered by each Limited Partner to the total remaining number of Interests tendered, provided that the Offerors may round the prorated amount such that a Limited Partner after the Offer will hold at least three Interests, or two in the case of an IRA, and will not hold any fractional Interests. The Partnership believes that only one limited partner other than Mr. Keierleber owns 100 or more Interests.

See The Offer Procedure for Tendering Interests.

CERTAIN EFFECTS OF THE TENDER OFFER. As a result of the Offer by the Partnership, Mr. Keierleber, affiliates of the General Partner, and, to a lesser degree, Limited Partners who do not tender their Interests, will have a greater share of the equity, profit, and
losses of the Partnership.   Limited Partners who tender their
Interests will no longer share in future earnings, distributions, or growth of the Partnership, if any. Further, the Limited Partners who tender will no longer share in the risks associated with achieving such earnings or the potential to realize greater value for their Interests. The General Partner and its affiliates may also benefit by receiving certain fees and distributions pursuant to the Partnership Agreement. Mr. Keierleber already owns a majority of the Interests and is able to control the votes for matters which Limited Partners have voting rights. The Offer may result in Mr. Keierleber owning a greater number and percentage of Interests in the Partnership. Additionally, if there are fewer than 300 Limited Partners remaining after the Offer, the Partnership may be eligible to terminate its registration with the Securities and Exchange Commission. See The Offer Introduction Interests of Certain Persons in the Offer, The Offer Introduction Certain Effects of the Offer and The Offer Introduction Post Offer Plans.

TAX CONSEQUENCES. Your sale of Interests in this Offer will be a taxable transaction for federal income tax purposes. The consequences to each Limited Partner may vary and you should consult your tax advisor on the precise tax consequences to you.
See The Offer Certain Federal Income Tax Consequences.

AVAILABILITY OF FUNDS. Both the Partnership, through a loan from an affiliate, and Mr. Keierleber currently have funds available to purchase all of the Interests sought in the Offer. See The Offer Source and Amount of Funds.

QUESTIONS. Questions and requests for assistance, or for additional copies of this Offer and the Letter of Acceptance may be directed to the Partnership at its offices at N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188, telephone (262) 522-8990, facsimile (262) 522-8999, Attention: Mr. Michael G. Sweet.

IMPORTANT

Any Limited Partner wishing to tender all or any portion of their Interests should complete and sign the enclosed Letter of Acceptance in accordance with the instructions in the Offer and Letter of Acceptance and the substitute Form W-9 and any other required documents and deliver such documents to the Partnership.

Limited Partners tendering all or any portion of their Interests are subject to certain risks. See RISK FACTORS beginning on page 17.

The Offer is not conditioned on the tender of any minimum number of Interests; provided, however, the Offerors will not accept your tender if, as a result of the tender, you would continue to be a Limited Partner and would hold fewer than three Interests, or two Interests in the case of an IRA (as required by the Partnership Agreement). The Offer contains certain conditions described in The Offer Certain Conditions of the Offer.

Neither of the Offerors are making any recommendation to you regarding whether to tender or refrain from tendering your Interests. You must make your own decision regarding whether to tender your Interests, and, if so, how many of your Interests to tender.

TABLE OF CONTENTS

PAGE

SUMMARY TERM SHEET  iv
THE OFFER 1
1.   INTRODUCTION   2
A.   Background     2
B.   Management of the Partnership 3
C.   The Properties 4
D.   Annual Rental Information for the Properties 5
E.   Lease Expirations.       6
F.   Summary Financial Information.     7
G.   Significant Partnership Events.    9
H.   Offer on Properties 10
I.   General Information 10
J.   Purpose of Offer    11
K.   Post Offer Plans    11
L.   Determination of the Purchase Price     13
M.   Interests of Certain Persons in the Offer    14
N.   Certain Effects of the Offer  15

2.   RISK FACTORS.  17
3.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES   30
A.   Sale by Limited Partners 31
B.   Retention of Interests by Limited Partners   40
C.   Termination of the Partnership     41
D. DMLP NoteCEffect on Adjusted Basis of Limited Partners in Partnership Interests; Gain Recognized by Limited Partners 42
4. FAIRNESS OF THE TRANSACTION; REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS; NO APPROVALS REQUIRED; NO APPRAISAL RIGHTS43
5.   NUMBER OF INTERESTS; EXPIRATION DATE; EXTENSION OF THE OFFER51
6.   PROCEDURE FOR TENDERING INTERESTS  52
A.   Proper Tender of Interests    52
B.   Determinations of Validity    53
C.   Rule 14E-4     53
D.   Proration 53
E.   Procedures for Tendering Interests 54
F.   Signature Guarantees and Method of Delivery  55
7.   WITHDRAWAL RIGHTS   56
8.   PAYMENT OF PURCHASE PRICE     57
9.   CERTAIN CONDITIONS OF THE OFFER    58
10.  PRICE RANGE OF INTERESTS; DISTRIBUTIONS; TRADING VOLUME  60
11.  CERTAIN INFORMATION CONCERNING THE OFFERORS  61
12.  SOURCE AND AMOUNT OF FUNDS    62
A.   Source of Funds     62
B.   Conditions     62
C.   Expenses  63
D.   Borrowed Funds 63
13. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS; TRANSACTIONS AND AGREEMENTS CONCERNING
THE INTERESTS  64
14.  OWNERSHIP OF INTERESTS   64
15.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS    65
16.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED
OR USED 66
A.   Solicitations or Recommendations   66
B.   Employees and Partnership Assets   66
17.  MISCELLANEOUS  67

Appendix A INDEX TO PRO FORMA FINANCIAL INFORMATION    69
Appendix B LIMITED PARTNERSHIP ACTIVITY 82
Appendix C FORM OF DEMAND PROMISSORY NOTE    83
Appendix D FAIRNESS OPINION OF THE VALUATIONS GROUP    85
Appendix E TRANSMITTAL LETTER TO LIMITED PARTNERS 86
Appendix F LETTER OF ACCEPTANCE    88

To the Holders of Interests of
Decade Companies Income Properties A Limited Partnership:

THE OFFER

Decade Companies Income PropertiesCA Limited Partnership, a Wisconsin limited partnership (the Partnership) and Jeffrey L. Keierleber, severally and not jointly, (collectively, the Offerors) are offering to purchase up to 3,500 of the Limited Partnership Interests (Interests), at $910.00 per Interest (the Purchase Price), net to the seller in cash, on the terms and subject to the conditions set forth herein and in the related Letter of Acceptance (which together constitute the Offer). Jeffrey L. Keierleber, an individual, is currently a general partner in the General Partner of the Partnership. Accordingly, Mr. Keierleber is an affiliate of the Partnership. The address of the principal executive offices of the Partnership is N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188, and its telephone number is (262) 522-8990. The Partnership will purchase up to the first 100 Interests tendered and Mr. Keierleber will purchase up to the next 3,400 Interests tendered. The offer and withdrawal rights expire at midnight, Central Time, on August 13, 2003 (the Expiration Date), unless the Offerors extend the period of time during which the offer will remain open.

The Offer is not conditioned on any minimum number of Interests being tendered. The Offer is, however, subject to certain other conditions. See The Offer Certain Conditions of the Offer. For accounting purposes, the Offer will be accounted for by the Partnership as a repurchase of Interests and Mr. Keierleber's purchases will not impact accounting by the Partnership.

Tendering Limited Partners will not be obligated to pay brokerage commissions, solicitation fees, transfer fees or transfer taxes on the purchase of Interests by the Offerors. However, any tendering Limited Partner who fails to complete and sign the substitute Form W-9 that is included in the Letter of Acceptance may be subject to a required federal income tax backup withholding of 28% of the gross payments payable to such Limited Partner pursuant to the Offer.

The Offerors make no recommendation to any Limited Partner as to whether to tender any interests. Each Limited Partner must make his or her own decision as to whether to tender Interests and, if so, how many Interests to tender. The Offerors have been advised that no executive officer of the General Partner or any of its affiliates intends to tender Interests pursuant to the Offer.

As of July 15, 2003, the Partnership had 10,261.51 Interests issued and outstanding. As of July 15, 2003, there were approximately 422 Limited Partners. The Interests are not currently registered for trading on any exchange and there is no established trading market for the Interests. If Mr. Keierleber purchases 3,400 Interests under this Offer and the Partnership acquires 100 Interests, Mr. Keierleber will own 99% of the then outstanding Interests.

1.   INTRODUCTION

A.   Background.

The Partnership is a limited partnership formed in 1985 under the Wisconsin Uniform Limited Partnership Act.

Jeffrey L. Keierleber, an affiliate of the Partnership, and the Partnership, severally and not jointly, are making the Offer to offer Limited Partners who require or desire liquidity the opportunity to receive cash for their Interests. Each Limited Partner has the opportunity to make an individual decision on whether or not to tender Interests pursuant to the Offer. The Offerors are making the Offer to provide Limited Partners an opportunity to tender their Interests and immediately receive cash. The Offerors believe that there are both Limited Partners who desire to sell their Interests immediately for cash in order to obtain liquidity, and Limited Partners who desire to retain their Interests in order to benefit from any future appreciation that may be realized from continued operation and eventual sale of a qualified replacement property (or properties).

Neither of the Offerors is making any recommendation to Limited
Partners as to whether to tender Interests.

All questions as to the number of Interests to be accepted and the validity, form, eligibility (including the time or receipt) and acceptance for payment of any tender of Interests will be determined by the Offerors, in their sole discretion, which determination will be final and binding on all parties. The Offerors reserve the right to reject any and all tenders they determine not to be in proper form or the acceptance of which, in the opinion of their counsel, may be unlawful.

The Partnership currently is engaged in the business of owning and operating residential apartments and office buildings. In February, 1990, the Partnership acquired Town Place Apartments (Town Place), a 240-unit apartment complex located in Clearwater, Florida. In November, 1993, the Partnership acquired Pelican Sound Apartments (Pelican Sound), a 379-unit apartment complex located in St. Petersburg, Florida. The two apartment complexes currently owned by the Partnership are collectively referred to as the Apartments throughout this Offer. In July 2002, the Partnership acquired Spectrum Office Building (Spectrum), a 125,000 (approximately) square foot office building located in Maitland, Florida and Plymouth Plaza Office Building (Plymouth), a 54,000 square foot (approximately) office building located in Clearwater, Florida. The two office buildings currently owned by the Partnership are collectively referred to as the Office Buildings throughout this Offer. The Apartments and the Office Buildings are collectively referred to as the Properties throughout this Offer.

The Partnership also owns an investment in a limited liability company, Decade Mortgage Loan Partners LLC (DMLP), which is an affiliated entity that was created by the General Partner and its affiliates to purchase the outstanding mortgage loan that encumbered the Office Buildings. The Partnership owns 4,285 (48.7%) of the 8,805 DMLP Units outstanding.

B.   Management of the Partnership.

Directors and Executive Officers. The Partnership is managed by Decade Companies a General Partnership (Decade Companies) who acts as the General Partner of the Partnership. Neither the Partnership nor Decade Companies, a general partnership and its general partner, have a Board of Directors. Mr. Keierleber is the sole individual general partner of Decade Companies and is the president of the corporate General Partner of Decade Companies.

Mr. Jeffrey Keierleber (age 50), is a licensed real estate broker and owns and manages real estate. He is the sole director of the corporate General Partner of the Partnership and for various other limited partnerships and serves as a co-General Partner in the public limited partnerships sponsored by affiliates of Decade Companies, and he is a General Partner of the Partnership in all of the non-public limited partnerships sponsored by affiliates of Decade Companies. Mr. Keierleber is a shareholder, officer, and director of a number of privately held and affiliated corporations, often with a focus in real estate or related services.

Decade 80, Inc., a corporation wholly owned by Mr. Keierleber (Decade 80) was admitted as a general partner of the General Partner of the Partnership in December 1992. Mr. Keierleber is the sole director and President of Decade 80 and Mr. Michael G. Sweet is its Secretary. See The Offer Certain Information Concerning the Offerors and The Offer Ownership of Interests for additional information regarding the Offerors and their affiliates.

Significant Employees of Affiliates Who Provide Services to the
Partnership. The names, ages and business experience of significant employees of the General Partner and its affiliates are as follows:

Mr. Steven Cooper (age 58), is a Certified Property Manager and has served as Vice-President of Decade Properties, Inc. (DPI). DPI is a provider of property management services to the Partnership since 1986. Mr. Cooper also serves as the lead Property Manager for all properties managed by DPI and allocates a portion of his time to the direct on site management of those properties and staff.

Mr. Michael G. Sweet (age 53), is a Certified Public Accountant and has served as the Controller of Decade Companies and Partnership Manager of the Decade-sponsored Partnerships since 1982, and as an officer and/or director of various affiliated entities since 1988.

Family relationships.    There is no family relationship between
any of the foregoing individuals.

C.   The Properties.

The following paragraphs provide information about the Partnerships current real estate investments.

1.   Pelican Sound Apartments
10200 Gandy Boulevard
St. Petersburg, Florida   33702

Pelican Sound was built in 1988 and consists of 379 one and two bedroom air conditioned living units with individual washers and dryers. The units range in size from 505 square feet to 895 square feet. The complex consists of 13 two and three-story wooden frame with brick veneer garden apartment buildings plus a 1,961 square foot clubhouse/leasing office on approximately 21.59 acres. The complex includes a swimming pool with jacuzzi, two tennis courts, 569 parking spaces, and an exercise room available for all residents.

The complex is located in the Gateway region of St. Petersburg, on Gandy Boulevard approximately one mile west of the Gandy Bridge.
The location provides easy access to both the Pinellas and Hillsborough business districts and the location is considered by the General Partner to be a positive growth area for both commercial and residential developments.

2.   Town Place Apartments
2545 N.E. Coachman Road
Clearwater, Florida   33575

Town Place was built in 1985 and consists of 240 one and two bedroom units. The units range in size from 540 square feet to 1,036 square feet. The complex consists of 24 buildings plus an office on approximately 25.7 acres. The complex includes a swimming pool with Jacuzzi, two tennis courts, volleyball court, a
6.7 acre lake, clubhouse, 365 parking spaces, and a laundromat for all residents.

The property is located on the south side of N. E. Coachman Road approximately one mile northwest from the intersection of U.S. Highway 19 and Route 60. The surrounding neighborhood primarily consists of well established, fully developed, residential properties with supporting commercial facilities lining the major thoroughfares. The improvements in the neighborhood contain a mixture of commercial and residential uses. The main traffic arteries are typically lined with commercial improvements, including offices, service stations, convenience stores, restaurants, service shops, auto sales/repair facilities, banks, and other commercial uses. The balance of the surrounding areas are primarily developed with a mixture of single family and multiple family development. Clearwater Beach, Florida is approximately seven miles from the property.

3.   The Spectrum Office Building
900 Winderly Place
Maitland, Florida

Spectrum is located in the Maitland Center office park in Maitland, Orange County, Florida. Spectrum is a two- story, 125,098 square foot (with approximately 113,000 rentable square feet) atrium-style office building, built in 1986. The land area is approximately 9.28 acres. There are approximately 409 grade level parking spaces. The Maitland Center office park is adjacent to Interstate 4.

4.   Plymouth Plaza Office Building
26750 U.S. 19 North
Clearwater, Florida

Plymouth is located in the North Pinellas office submarket in Clearwater, Pinellas County, Florida. Plymouth Plaza is a five-story, 53,723 rentable square foot office building. The building includes a 354-car, five level parking garage and 47 surface spaces. The property has access from Countryside Boulevard and U.S. 19 service road. The former owner of Plymouth retained approximately 4.5 acres of vacant land adjacent to Plymouth. The Partnership agreed to enter into a lease agreement with the owner of the vacant parcel for parking privileges in the parking garage owned by the Partnership.

D.  Annual Rental Information for the Properties.

The average effective annual rental rate per apartment unit is as follows:

Number    Year Ended December 31,
of Units       2002      2001      2000
Pelican Sound  379       $7,487    $7,482         $7,138
Town Place     240       $6,348    $6,868         $6,755

The average effective annual rental per occupied rentable square foot (RSF) at the Office Buildings is as follows:

Annualized Rent per Occupied RSF
Occupied       Year Ended December 31,
    RSF        2002      2001      2000
Spectrum Building   43,694    $18.34    N/A       N/A
Plymouth Plaza                 42,284   $19.47    N/A       N/A

E.   Lease Expirations.

A schedule of lease expirations for the Apartments and Office
Buildings for each of the next ten years is set forth below.

Year The number of Tenants whose lease will expire

The total area in square feet covered by such leases (approximate) Annual rental represented by such leases (approximate)
Percentage of gross annual rental represented by such leases
(approximate)

2003      528       416,000 2,610,000        72%
2004      3         18,000   185,000         22%
2005      6         24,000    145,000        43%
2006      0              0          0        0%
2007      4         10,000    167,000        100%
2008     N/A           N/A    N/A            N/A
2009     N/A           N/A    N/A            N/A
2010     N/A           N/A    N/A            N/A
2011     N/A           N/A    N/A            N/A
2012     N/A           N/A    N/A            N/A

The approximate number of tenants whose leases will expire in 2003 are as follows:

All Properties           528
Pelican Sound  330
Town Place          190
Spectrum       7
Plymouth       1

The approximate total area in square feet covered by such leases that will expire in 2003 are as follows:

All Properties           416,000
Pelican Sound  225,000
Town Place          158,000
Spectrum       24,000
Plymouth       9,000

The approximate annual rental represented by such leases that will expire in 2003 is as follows:

All Properties           $2,610,000
               Pelican Sound  $1,381,000
Town Place          $ 775,000
Spectrum       $ 309,000
Plymouth       $ 145,000

The percentage of gross annual rental represented by such leases that will expire in 2003 is 72% for the Properties. The percentage of gross annual rental represented by such leases that will expire in 2003 is 100% for the Apartments. The percentage of gross annual rental represented by such leases that will expire in 2003 is 31% for the Office Buildings.

F.   Summary Financial Information.

The following table sets forth certain summary financial information derived from the audited financial statements of the Partnership. The historical financial information for the years ended December 31, 2002 and 2001 has been derived from our audited consolidated financial statements included in our 2002 annual report on Form 10-KSB. The historical financial information for the quarters ended March 31, 2003 and 2002 has been derived from our unaudited consolidated financial statements included in our quarterly reports on Form 10-QSB for the quarters ended March 31, 2003 and 2002. You should read the following summary historical financial information together with such audited and unaudited consolidated financial statements and their related notes. Limited Partners are urged to make their own assessment of the value of their Interests. Additional information in The Offer
Miscellaneous explains how Limited Partners may obtain copies of the annual report on Form 10-KSB.

Summary Statement of Operations Data:

    Quarter Ended March 31,           Year Ended December 31,
            2003           2002      2002            2001
       In thousands of dollars, except per Interest data)
Revenue
Operating
 revenue   $1,466         $1,125    $5,309        $4,828
Equity in earnings of
unconsolidated
 affiliate     90              0       121             0
Total
 revenue    1,556          1,125     5,430         4,828

Costs and expenses:

Cost of
 operations  1,560         1,201     5,998       4,786
General and
 administrative  41        73        353            194
Total costs
and expenses  1,601        1,274    6,351        4,980

Net income (Loss) from continuing
 operations $  (45)     $ (149)   $ (921)        $(152)

Per Limited Partner Interest:

Net income
 (loss)     $ (44)      $ (148)   $  648        $      1

Ratio of earnings to combined fixed
  charges    0.89         0.60     0.53            0.90

Summary Balance Sheet Data:
                    March 31,          December 31,
          2003        2002        2002      2001
    (In thousands of dollars, except per Interest data)
Current
 Assets $    189   $  9,760    $  259     $  3,467
Noncurrent
 Assets   29,485     15,158    29,716       22,012
Total
 Assets  29,674      24,918    29,975       25,479

Current
Liabilities 1,458     2,059     1,501        1,233

Noncurrent
Liabilities 27,716  18,675      27,929    27,955
Total
Liabilities 29,174  20,734      29,430    29,188
Total
Capital
(Deficit)      500   4,184       545      (3,709)

Total
Liabilities
and Capital $29,674  $24,918  $29,975    $25,479

Per Limited Partner Interest Data:

Book value
 per Interest  $51     $316  $    55     $  (270)

G.   Significant Partnership Events.

In the past two years, the Partnership has engaged in the following significant transactions in connection with affiliates of the
Partnership:

On April 8, 2002, Mr. Keierleber and the Partnership, severally and not jointly, initiated a tender offer to purchase up to 7,700 Limited Partnership Interests at $895.00 per Interest. That tender offer expired on May 10, 2002. Pursuant to that tender offer, Mr. Keierleber accepted an aggregate of 2,809.097 Interests at a price of $895.00 per Interest, net to the selling Limited Partners in cash, for an aggregate of $2,514,141.82. Mr. Keierleber used his own personal funds to purchase the 2,809.097 Interests in that tender offer. Additionally, pursuant to that tender offer, the Partnership accepted an aggregate of 3,000 Interests at a price of $895.00 per Interest net to the selling Limited Partners in cash, for an aggregate amount of $2,685,000. As a result of his purchases in the tender offer, Mr. Keierleber became the owner of a majority of the limited partnership Interests.

On July 30, 2002, the Partnership purchased Spectrum, in Maitland, Orange County, Florida, and Plymouth, in Clearwater, Pinellas County, Florida. On August 27, 2002 subsequent to the purchase of the Office Buildings, the Partnership invested in Decade Mortgage Loan Partners, LLC, a Wisconsin limited liability company (ADMLP), formed to, among other things, purchase the mortgage note associated with the properties. The Partnership and five entities affiliated with the Partnership comprise all of the members of DMLP. Additional information on the Partnership's purchase of the Office Buildings, and its investment in DMLP and the mortgage note, can be found in the Partnership's proxy statement dated March 31, 2003 and filed with the SEC.

On August 27, 2002, the Partnership used $4.2 million of cash reserves from The Meadows II exchange escrow to purchase 4,200 units (the ADMLP Units) (approximately 47.7% of the 8,805 DMLP Units issued and outstanding) of DMLP. DMLP was formed by affiliates of the General Partner for the purpose of purchasing the mortgage note encumbering the Office Buildings (the ANote).

On August 29, 2002, DMLP purchased the Note, and the Partnership simultaneously reduced the outstanding principal balance of the Note by $1,277,226 (from $10,079,064 to $8,801,838). In connection with this transaction, the Partnership also paid a prepayment penalty of $302,372 computed at 3% of the outstanding principal balance of the Note, in exchange for certain modifications to be made to the terms of the Note.

In December 2002, the Partnership purchased an additional 85 Units of DMLP for $85,000 to increase its ownership of DMLP to approximately 48.7%.

H.   Offer on Properties.

In its ordinary course of operations, the Partnership has received offers to purchase of its Properties. The Partnership has not received any oral and written offers during the fiscal years ending 2000, 2001, and 2002, except that the Partnership received and rejected or countered two offers for Pelican Sound Apartments (or expressions of interests to such effect) for $18.2 million and $20.0 million. These were not considered to be firm offers and contained unknown contingencies which were deemed to be unacceptable.

The General Partner will continue to consider offers for sale of the Partnership's remaining properties, but there can be no assurance that either will be sold during the current year or at any particular time or price.

The Partnership does not believe it is dependent upon any single tenant or small groups of tenants for its operating success. The loss of any one, or a small group of tenants would not have a material adverse effect on the financial condition of the Partnership. The Partnership does not foresee any events or market trends which would have a materially adverse effect upon the Partnership's revenues, except for increased competition for residents.

The real estate operation of the Partnership, including the value of its real estate holdings, may be affected by many factors over which the Partnership has limited or no control, including changes in general and local economic conditions, interest rate levels, availability and terms of financing, changes in tax laws and fluctuations in operating costs. The principal factors affecting rental rates and occupancy levels include location, ease of access, amenities, and the quality of property management services.

I.   General Information.

At the close of business on July 15, 2003, the Partnership's 10,261.51 Interests were held by 422 Limited Partners. The General Partner of the Partnership is Decade CompaniesCA General Partnership (of which Jeffrey Keierleber and Decade 80, Inc. are the general partners). The principal offices of Decade Companies and the Partnership are located at N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188-1131, telephone (262) 522-8990.

J.   Purpose of Offer.

The purpose of the Offer is to provide Limited Partners an opportunity to sell Interests at a price higher than reported transactions in the last three years.

In addition, the purpose of the Offer is to reduce the number of Limited Partners below 300, which will terminate its reporting obligations under the Securities Exchange Act of 1934 and will reduce the annual operating costs of the Partnership. The passage of the Sarbanes-Oxley Act of 2002 has greatly increased reporting requirements for public companies and with it the financial burden of preparing and filing the reports. The SEC and the United States Government Accounting Office estimate that public companies could incur an aggregate of approximately $350 million or more in additional expenses as the result of the new rules and that public companies will now pay an aggregate of nearly $1.5 billion in connection with the filing of annual and quarterly reports with the SEC. Depending upon how many Interests are tendered in this Offer, the number of Limited Partners could be reduced to a number below 300, and the Partnership may be able to avoid the financial burden of being obligated to file reports under the Exchange Act. The Partnership intends to retire the 100 Interests that it purchases in the Offer. Mr. Keierleber intends to retain all of the Interests that he purchases in the Offer.

K.   Post Offer Plans.

Following the consummation of the Offer, except as discussed below, it is expected that the business and operations of the Partnership will be continued by the Partnership substantially as they are currently being conducted. Except as discussed below, Mr. Keierleber, Decade Companies and Decade 80, nor any affiliate thereof, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Partnership or the disposition of securities of the Partnership; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (c) a sale or transfer of a material amount of assets of the Partnership;
(d) any change in the present management of the Partnership; (e) any material change in the present distribution policy or capitalization or indebtedness of the Partnership; (f) any change in the Partnership Agreement that could impede the acquisition of control of the Partnership; or (g) any other material change in the Partnership's structure or business.

The General Partner has identified and is considering the following options or some combination thereof:

Continually evaluate the real estate market, and depending on the conditions of the market, consider the sale one or more of the Partnership's Properties.

Begin a partial liquidation of the Partnership, whereby the net proceeds from the sale of any of the Properties would be distributed pro rata to all remaining Limited Partners, and then continue to own the remaining Properties.

Begin a complete liquidation of the Partnership by selling the Properties, distributing the net proceeds to the Partners, and wind-up and terminate the Partnership.

If the Partnership is unsuccessful in purchasing enough Interests in this Offer, it may take other actions to reduce the number of Limited Partners to fewer than 300 in order to qualify to terminate the registration of the Interests under the Exchange Act. The termination of registration of the Interests under the Exchange Act would likely reduce certain of the Partnership's administrative costs, such as legal, accounting, printing, mailing and investor communications expenses, and would reduce the information required to be furnished by the Partnership to the Securities and Exchange Commission and the Limited Partners. The termination of registration will also make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), no longer applicable and suspend the requirement to file reports pursuant to Section 15(d). If you tender your Interests pursuant to this Offer, you will not receive any further distributions from the Partnership, even if the related transaction occurred before the Offer.

The Offerors' purchase of Interests pursuant to the Offer will reduce the number of Limited Partners and the number of Interests that might otherwise trade and, depending on the number of Interests so purchased, could adversely affect the liquidity and market value of the remaining Interests, although there is currently no established trading market for the Interests.

Because a possible consequence of the Offer may be that the Partnership would no longer be required to file reports under the Exchange Act, the Offer is subject to the requirements of Wisconsin Administrative Code Section SEC 6.05. Section SEC 6.05 permits such a transaction to occur if the following conditions are met:
(1) the terms of the transaction, including compensation for the equity securities to be purchased, are fair to all holders of the securities; (2) the issuer has delivered to each holder of the securities and has filed with the Wisconsin Division of Securities a complete and accurate description of the transaction at least 20 days prior to any purchase or shareholder vote authorizing the purchase; (3) non-affiliated security holders are treated no less favorably in connection with the transaction than any affiliates; and (4) the Wisconsin Department of Financial Institutions, Division of Securities (the Division) does not find, within 15 days of the filing of the description of the transaction, that the transaction constitutes a device, scheme or artifice to defraud or tends to operate as a fraud or deceit on the holders of the securities. Pursuant to the requirements of Section SEC 6.05, the Offerors have filed the Offer to Purchase with the Division on July 15, 2003.

In connection with this Offer, neither of the Offerors has filed a Form TO-1 with the Division pursuant to Wisconsin Statutes Chapter
552. The Partnership is expressly exempted from certain filing requirements under that Chapter. However, on June 9, 2003 the Offerors requested an exemption for Mr. Keierleber's participation in the Offer without fulfilling the filing requirements. Mr. Keierleber has requested an exemption from Chapter 552 filings because the Partnership already is exempt and Mr. Keierleber is an affiliated person. In connection with prior tender offers made by the Offerors, Mr. Keierleber has received exemptions from the requirements of Chapter 552. This Offer is conditioned upon the Division of Securities informing the Partnership that it will give an exemption or will not recommend that an order disallowing the tender offer be completed. The Wisconsin Division of Securities will not and has not passed upon the merits of the Offer or made any finding concerning its fairness.

The Offerors may, in their sole discretion, determine to purchase any Interests through privately negotiated transactions, open market purchases or otherwise, on such terms and at such prices as the Offerors may determine from time to time, the terms of which purchases or offers could differ from those of the Offer. As of the date of the Offering, there are no current plans.

L.   Determination of the Purchase Price.

The Purchase Price represents the price at which the Offerors are willing to purchase Interests and was established after considering the factors described below. No Limited Partner approval is required or sought. No special committee of the Partnership or the Limited Partners has approved this Offer and no such special committee or independent person has been retained to act on behalf of the Partnership or the Limited Partners in connection with this Offer.

In making its determination as to fairness, the General Partner has considered the voluntary nature of the transaction, the competing interests of different groups of Limited Partners, some who may tender and some who may retain their Interests, and the current state of the real estate market in St. Petersburg, Florida, Maitland Florida, and Clearwater, Florida and nationally. The General Partner also considered that the Interests are not traded on any registered securities exchange or on the NASDAQ over-the-counter market, and, to the knowledge of the General Partner, there is no market for such Interests, and none is expected to develop. Thus, in the absence of the Offer, Limited Partners desiring liquidity often must seek a buyer for their Interests in negotiated transactions. Please see Appendix B for a list of recent sale activity of Interests known to the General Partner.

The General Partner also determined that the liquidation value of the Partnership's property is uncertain at this time. It is not possible to determine precisely what price a potential purchaser would be willing to pay for either of the Partnership's remaining properties. The Offerors did, additionally, consider third party offers it received on the properties. The Offerors also considered the per Interest price paid to Limited Partners in prior repurchases by the Partnership or in secondary market transactions over the last three years. See Appendix B for information concerning Partnership repurchases since January 1, 2001.

In deriving the Purchase Price, the Offerors estimated the value of the remaining two properties and then assumed commissions, selling, liquidation and other expenses and discounts as follows:

Cash Reserves  and Escrow Deposits      $       500
Assumed Selling Price of Town Place*    $10,400,000-11,500,000
Assumed Selling Price of Pelican Sound* $19,000,000-19,250,000
Assumed Selling Price of Spectrum*      $  5,286,000- 5,300,000
Assumed Selling Price of Plymouth Plaza*$  5,088,000- 5,100,000
Assumed Selling Price of Rights         $  4,366,000
Recovery of Prepayment Penalty through
 DMLP Ownership                         $    761,000
                                        $44,901,500-46,277,500
Less:  Outstanding Debt                 ($26,970,000)
Less:  Estimated Selling Costs, Commissions, etc.*
($3,287,500)-(  3,392,500)
Less:  Estimated Prepayment Penalties:  ($1,686,000)
Less:  Accounts Payable and Accrued Expenses*($1,001,000)
Less:  Estimated Liquidation and Wind-Down Costs*($   274,000)
Estimated Net Cash Proceeds*             $11,683,000- 12,954,000
Allocation to General Partner           $  1,519,000-  1,531,000
Allocation to Limited Partners     $10,164,000-11,423,000
Estimated Net Cash Proceeds        $11,683,000-12,954,000

* Such values are estimated solely for the purposes of this Offer.

As of the date of this Offer there are 10,261.51 Interests outstanding (or approximately $991-$1,113 per Interest if the assumptions are correct). The Offer price is at discount from this amount.

Limited Partners are urged to review the financial information included in this Offer and available in the Partnership's filings, before making a decision to tender. For additional information on the properties, please see the Partnership's audited financial information statements included in our 2002 annual report on Form 10-KSB incorporated by reference. No financial statements on Mr. Keierleber have been included because he has personal funds available to purchase the Interests.

The Offerors did not assign a rank or weight to the factors described above in determining the $910.00 price.

M.   Interests of Certain Persons in the Offer.

The General Partner's interest in the Partnership will not increase as a result of the Offer. However, the General Partner could benefit if, upon the eventual sale of the Partnership's Property, there were sufficient net cash proceeds to permit the General Partner to share in distributions as set forth in the Partnership Agreement). The Partnership Agreement permits the General Partner to receive 12% of the net sale proceeds as well as other payments set forth in the Partnership Agreement, provided the Limited Partners have received a certain return. There can be no assurance, however, that there will be any such amount available for distribution to the General Partner or that the remaining Limited Partners will receive either their capital contributions or any other payment.

Jeffrey L. Keierleber, an affiliate of the General Partner, and one of the Offerors, beneficially owns 6,694.317 Interests and has advised the General Partner that neither he nor any of his affiliates intends to tender their Interests in the Offer. As a consequence of this Offer, Mr. Keierleber will most likely acquire a greater percentage ownership of the Partnership and be subject to the risks and benefits associated with ownership of the Interests and the business of the Partnership. Michael G. Sweet, an officer of one of the general partners in the Partnership's General Partner, owns 8.05 Interests and has informed the Offerors that he does not intend to tender his Interest in the Offer. Both persons will retain their investments because they are willing to hold the Interests and believe in the future value of the Interests. If the Offer is fully subscribed, Mr. Keierleber will own approximately 99% of the outstanding Interests upon completion of the Offer and will continue to control votes. The Partnership has waived its right under the Partnership Agreement to Purchase Interests tendered to Mr. Keierleber in this Offer.

An affiliate of the General Partner will continue to manage the Partnership's Properties and receive property management fees from the Partnership until the Properties are sold. The General
Partner will continue to manage the Partnership and receive partnership management fees, as provided in the Partnership
Agreement and disclosed in the note to audited financial statements.

N.   Certain Effects of the Offer.

In addition to the effects of the Offer on tendering and nontendering Limited Partners and upon the General Partner, the Offer will affect the Partnership and Limited Partners in several other respects.

The Partnership will use all of its existing cash reserves and even borrow funds for the purchase of Interests and will not have such cash reserves available for future needs and contingencies.
The use of cash reserves will reduce or eliminate the Partnership's present interest income earned on such cash reserves.

If there are fewer than 300 Limited Partners remaining after completion of this Offer, the Partnership intends to apply to terminate the registration of the Interests under the Securities Exchange Act of 1934 (the Exchange Act). The termination of registration of the Interests under the Exchange Act would likely reduce certain of the Partnership's administrative costs, such as legal, accounting, printing, mailing and investor communications expenses, and would reduce the information required to be furnished by the Partnership to the Securities and Exchange Commission and the Limited Partners. The termination of registration will also make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), no longer applicable and suspend the requirement to file reports pursuant to Section 15(d).

Continued holding of the Interests will subject the Limited Partners to the risks generally incident to the ownership of real property, including: (a) the uncertainty of sufficient revenue to meet fixed obligations, if any; (b) adverse changes in national economic conditions; (c) changes in the popularity of real estate as an investment; (d) adverse local market conditions due to changes in general or local economic conditions or neighborhood values; (e) changes in interest rates and the availability and terms of mortgage funds in general; (f) the financial condition of tenants and sellers of property; (g) changes in real estate tax rates or other operating expenses; (h) energy shortages or price changes; or (i) governmental actions such as rent or other economic controls, acts of God, and other factors that are beyond the control of the General Partner. Although the Partnership intends to maintain insurance with the types and amounts of coverage that are customarily maintained by prudent owners of similar properties, uninsured losses could nevertheless occur. In addition, certain expenditures associated with real estate equity investments (principally, real estate taxes and maintenance costs) are not necessarily decreased by events adversely affecting the Partnership's income from such investments. Thus, the cash required to operate a property may exceed the rental income earned thereon, and the Partnership may have to borrow funds in order to protect its investment or may be required to dispose of the property at a loss. The Partnership's ability to meet its obligations and thereafter to make distributions to the Limited Partners will depend on these factors and, for these and other reasons, no assurance of profitable operations can be made. In addition, there can be no assurance that the value of the Partnership's real estate holdings will appreciate in the future.

Assuming the Offerors receive tenders for 3,500 Interests pursuant to the Offer, the effects of the Offer on the General Partner's and Mr. Keierleber's interest in the net book value and net earnings of the Partnership are as follows:

The interest of the General Partner in the net book value and net earnings of the Partnership will not change as a result of the Offer.

The interest of Mr. Keierleber in the net book value of the Partnership will decrease from $55 per Interest to $41 per Interest as a result of the Partnership's purchase and retirement of 100 Interests. See Appendix A Pro Forma Information to this Offer to Purchase. As a result of his purchase of 3,400 Interests, Mr. Keierleber's interest in the pro forma net book value of the outstanding Interests will increase from $271,591 (65% of the pro forma book value of outstanding Interests) to $409,531 (99% of the pro forma book value of outstanding Interests).

The interest of Mr. Keierleber in the net earnings of the Partnership will increase 0.6% (from 64.6% to 65.2%) as a result of the Partnership's purchase of 100 Interests and will increase an additional 33.7% (from 64.6% to 98.3%) as a result of his purchase of 3,400 Interests. His share of the pro forma earnings from the year ended December 31, 2002 would have increased from $4,275,541 ($648.10 per Interest) to $4,307,920 ($653.01 per
Interest), as a result of the Partnership's purchase of 100 Interests. See Appendix A - Pro Forma Information to this Offer to Purchase. As a result of his own purchase of 3,400 Interests, the interest of Mr. Keierleber in the pro forma earnings for the year ended December 31, 2002 would have increased from $4,307,920 (59% of the pro forma net income per outstanding Interests) to $6,528,138 (89% of the pro forma net income per outstanding Interests).

2. RISK FACTORS.

An investment in the Partnership's Interests involves significant risk. In addition to the other information contained or incorporated by reference in this Offer, you should carefully consider the following risk factors in deciding whether to continue to tender all or any portion of your Interests, or to continue to hold all or any portion of your Interests.

If you tender all or any portion of your Interests you are subject to risks, including the following:

The Purchase Price may be less than the fair market value and the ultimate liquidation value of the Interests. The Interests are not traded on a recognized stock exchange or trading market.
There is no active, liquid market for the Interests and it is unlikely that this type of market will develop in the near future.

We are aware of the following transactions in or offers for
Interests:

The per Interest price paid to Limited Partners in previous repurchases over the last three years (between $550-$895). See
The Offer-Introduction-Determination of the Offer Price.

The per Interest price paid to Limited Partners in secondary market transactions, in which the Offerors did not participate, and of which the Offerors are aware of over the last three years at prices ranging from $500 to $551 per Interest. See The Offer-Introduction-Determination of the Purchase Price.

The absence of a trading market for the Interests. See The Offer-Introduction-Determination of the Purchase Price.

An unaffiliated March 2002 offer of $550 per Interest for a limited number of Interests (which purchased no Interests).

See Appendix B for details on transactions.
As of March 31, 2003, the book value of one Interest was approximately $50.85.

Unless held by a tax exempt taxpayer, you will probably have tax consequences from the sale of your Interests. If you sell Interests in this Offer you generally will recognize a gain or loss on the sale of your Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the amount you realize from selling your Interests minus your adjusted tax basis in the Interests you sell. The amount that you realize from the sale of your Interests is generally the sum of the Purchase Price plus your share of Partnership liabilities. When you sell Interests which you have held for more than 12 months, the sale will typically result in long-term capital gain or loss. Due to the complexity of tax issues, you are advised to consult your tax advisors with respect to your individual tax situation before tendering your Interests. See The Offer Certain Federal Income Tax Consequences.

If You Do Not Tender All or Any Portion of Your Interests, You Are Subject to Risks Including the Following:

Industry Risk

The Partnership faces certain risks by virtue of the real estate industry in which is operates.

A.   General Risks of Real Estate Ownership

Continued investment in the Interests will be subject to the risks generally incident to the ownership or real property. Real property investments are subject to varying degrees of risk and are relatively illiquid. Several factors may adversely affect the economic performance and value of the Partnership's Properties. These factors include changes in the national, regional and local economic climate, local conditions such as an oversupply of multifamily properties or office buildings or a reduction in demand for the Partnership's Apartments or Office Buildings, the attractiveness of our Apartments to residents, the attractiveness of our Office Buildings to tenants, competition from other available multifamily property owners or office building owners, and changes in market rental rates. The Partnership's performance also depends on the Partnership's ability to collect rent from residents of the Apartments and from tenants of the Office Buildings, and to pay for adequate maintenance, insurance and other operating costs, including real estate taxes, which could increase over time. Also, the expenses of owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property.

For a detailed discussion of the risks associated with investments in real estate, refer to the Risk Factors set forth in the Partnership's Prospectus dated January 31, 1986 and June 3, 1987.

B. The Partnership May be Unable to Renew Leases or Relet
Apartment Units or Relet Office Space as Leases Expire

When the Partnership's residents of the Apartments decide not to renew their leases upon expiration, the Partnership may not be able to relet their apartment units. When the Partnership's tenants of the Office Buildings decide not to renew their leases upon expiration, the Partnership may not be able to relet their office space. Even if the apartment residents or the office tenants do renew or the Partnership can relet the apartment units or the office space, the terms of renewal or reletting may be less favorable than current lease terms. Virtually all of the Partnership's leases for Apartments are generally for terms of not more than one year. If the Partnership is unable to promptly renew the leases or relet the Apartments or the Office Buildings, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then the Partnership's results of operations and financial condition will be adversely affected. Consequently, the Partnership's cash flow and ability to service debt would be reduced. As a result of general economic conditions and competitive factors discussed above, the Partnership has experienced a trend of level rents and increased concessions when entering into new leases during 2002. The Partnership's lack of cash holdings intensifies this risk.

C.   New Acquisitions May Fail to Perform as Expected and
Competition for Acquisitions ay Result in Increased Prices for
Properties

The Partnership intends to continue to actively exchange multifamily properties and office buildings until the termination of the Partnership, which is scheduled for December 31, 2005, unless extended. After completion of the Offer, the General Partner may and likely will propose an amendment to extend the term of the Partnership. Newly acquired properties may fail to perform as expected. The Partnership may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position. Additionally, the Partnership expects that other major real estate investors with significant capital will compete with it for attractive investment opportunities. This competition may increase prices for multifamily properties and office buildings. The Partnership may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms.

D. Because Real Estate Investments Are Illiquid, the Partnership May Not Be Able To Sell Properties When Appropriate

Real estate investments generally cannot be sold quickly. The Partnership may not be able to change its portfolio promptly in response to economic or other conditions. This inability to respond promptly to changes in the performance of the Partnership's investments could adversely affect the Partnership's financial condition and ability to resume cash distributions to the Limited Partners in the future.

E.   Changes in Property Tax Rate Could Affect the Partnership's
Business

Under existing leases, the Partnership is generally not able to pass through to its apartment residents any real estate taxes, income taxes or other taxes. Consequently, any such tax increases may adversely affect the Partnership's financial condition and limit the Partnership's ability to make distributions to its Limited Partners in the future.

F.   Environmental Problems are Possible and Can be Costly

Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

Environmental laws also govern the presence, maintenance and removal of asbestos. These laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, that they notify and train those who may come into contact with asbestos, and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building.

These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Substantially all of our Properties have been the subject of environmental assessments completed by qualified independent environmental consultant companies. These environmental assessments have not revealed, nor are we aware of, any environmental liability that the General Partner believes would have a material adverse effect on our business, results of operation, financial condition or liquidity.

The General Partner believes that over the past two years, there have been an increasing number of lawsuits against owners and managers of multifamily properties other than the Partnership alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Insurance carriers have reacted to these liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. The Partnership has adopted programs designed to seek to minimize the existence of mold in any of its Properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents, tenants, or the Property.

The Partnership cannot be assured that existing environmental assessments of our Properties reveal all environmental liabilities, that any prior owner of any of the Partnership's Properties did not create a material environmental condition not known to the Partnership, or that a material environmental condition does not otherwise exist as to any one or more of the Partnership's Properties.

G.   Insurance Policy Deductibles and Exclusions
In order to partially mitigate the substantial increase in insurance costs in recent years, the General Partner has determined to gradually increase deductible amounts. As of June 30, 2003, the Partnership property insurance policy provides for a per occurrence deductible of $5,000, and for Florida Properties the windstorm insurance policy provides for a per occurrence deductible of 3% of Property value per building. While higher deductible amounts expose the Partnership to greater potential uninsured losses, the General Partner believes that the savings in insurance premium expense justifies this increased exposure. The General Partner anticipates that deductibles will likely further increase for 2003 policy renewals.

As a result of the terrorist attacks of September 11, 2001, insurance carriers have created exclusions for losses from terrorism from our all risk insurance policies. While separate terrorism insurance coverage is available in certain instances, premiums for such coverage are generally very expensive, with very high deductibles. Moreover, the terrorism insurance coverage that is available typically excludes coverage for losses from acts of foreign governments as well as nuclear, biological and chemical attacks. The Partnership has determined that it is not economically prudent to obtain terrorism insurance to the extent otherwise available, especially given the significant risks that are not covered by such insurance. In the event of a terrorist attack impacting one or more of the Properties, the Partnership could lose the revenues from the Property, its capital investment in the Property and possibly face liability claims from residents, tenants, or others suffering injuries or losses. The Partnership believes, however, that the number and geographic diversity of its real estate portfolio help to mitigate its exposure to the risks associated with potential terrorist attacks.

Partnership Risk

Certain risks are unique to the Partnership.

A.   Unspecified Real Property Investments

The Partnership may in the future exchange one or more of its Properties for another unspecified real property investment. It is uncertain which property, if any, will be purchased by the Partnership. The General Partner has substantial discretion in investing the proceeds from a sale and exchange transaction.

Limited Partners will not have information prior to the Expiration Date as to the location or other characteristics of any future replacement property to be acquired or other relevant data, because there is no such transaction anticipated in the near term.

While the Partnership may obtain an independent appraisal for any replacement property purchased, such appraisals are estimates of value only and cannot be relied upon as precise measures of true worth or realizable value. No assurance can be given that the Partnership will be successful in obtaining a suitable replacement property on financially attractive terms or that, if a replacement property is purchased, the objectives of the Partnership will be achieved.

Under the terms of a like-kind exchange in accordance with Section 1031 of the Internal Revenue Code, the proceeds in any exchange escrow resulting from the sale of Partnership Property may remain uninvested in real estate (up to 180 days from the date of the sale.) The inability of the Partnership to close on a replacement property may result in delays in the investment of any exchange escrow funds in a real estate investment, and therefore, in delays of the receipt of a return from real property investments and in a delay in the receipt of any cash flow or capital appreciation from the Partnership's real property investments and the unavailability of tax deductions from real property investments.

B. Debt Financing and Other Factors Relating to Financing Could
Adversely Affect the Partnership's Performance

(i)  General

To the extent the Partnership incurs mortgage or other indebtedness, the risks to Limited Partners will be increased.
The amount of indebtedness could require the Partnership to dedicate a substantial portion of cash flow to the repayment of indebtedness, thereby reducing the amount of cash flow available to fund operating expenses and make cash distributions. The amount of indebtedness could limit the ability of the Partnership to obtain additional financing, if necessary, for operating expenses. The amount of indebtedness could place the Partnership at a competitive disadvantage compared to competitors with less debt or greater financial resources. The amount of indebtedness could limit the Partnership's flexibility in planning for, or reacting to, downturns in the business, in the real estate industry or in the economy in general. The amount of indebtedness could limit the Partnership's ability to pursue strategic acquisitions and other business opportunities that may be in the best interest of the Partnership.

The Partnership's total mortgage debt summary, as of March 31, 2003, included:

Debt Summary as of March 31, 2003

               $ in Thousands           Weighted Average Rate

Secured          $26,970                   5.17%
Fixed Rate       $ 8,749                   8.46%
Floating Rate    $18,221                   3.59%
Total            $26,970                   5.17%

The Partnership's use of debt financing creates certain risks, including the following.

(ii) Scheduled Debt Payments Could Adversely Affect the
Partnership's Financial Condition

In the future, the Partnership's cash flow could be insufficient to meet required payments of principal and interest or to resume payment of cash distributions on the Partnership's Interests at expected levels.

The Partnership may not be able to refinance existing debt (which in virtually all cases requires substantial principal payments at maturity) and, if the Partnership can, the terms of such refinancing might not be as favorable as the terms of existing indebtedness. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, the Partnership's cash flow will not be sufficient in all years to repay all maturing debt. As a result, the Partnership may be forced to postpone capital expenditures necessary for the maintenance of its Properties and may have to dispose of one or more Properties on terms that would otherwise be unacceptable to the Partnership. The Partnership's debt maturity schedule as of December 31, 2002 is as follows:

Debt Maturity Schedules as of March 31, 2003

                             Year      $ in Thousands   % in Total
                             2003      $     464         1.7%
                             2004            712         2.6%
                             2005            745         2.8%
                             2006             779             2.9%
                             2007          24,270            90.0%
                            Total        $26,970           100.0%

(iii)     Financial Covenants Could Adversely Affect the
Partnership's Financial Condition

If a Property the Partnership owns is mortgaged to secure payment of indebtedness and the Partnership is unable to meet the mortgage payments, the holder of the mortgage could foreclose on the Property, resulting in loss of income and asset value. Foreclosure on mortgaged Properties or an inability to refinance existing indebtedness would likely have a negative impact on the Partnership's financial condition and results of operations. A foreclosure could also result in the Partnership's recognition of taxable income without the Partnership actually receiving cash proceeds from the disposition of the Property with which to distribute to the Partners to pay the tax.

The mortgages on the Partnership's Properties may contain customary negative covenants that, among other things, limit the Partnership's ability, without the prior consent to the lender, to further mortgage the Property and to reduce or change insurance coverage. The mortgages under which a substantial portion of the Partnership's debt was issued also contain certain financial and operating covenants including, among other things, limitations on the Partnership's ability to incur secured indebtedness or transfer to another party. Our credit facility and indentures are not cross-defaulted and also do not contain cross default provisions with other material indebtedness.

(iv) The Partnership's Degree of Leverage Could Limit Its Ability to Obtain Additional Financing

The Partnership's Debt-to-Total Capitalized Cost Ratio was 83.2% as of March 31, 2003. The Partnership has a policy of incurring indebtedness for financing Properties if (1) the aggregate amount of mortgage indebtedness (other than short-term financing) which may be incurred in connection with the acquisition of Properties shall not exceed 50% of their fair market value (determined by appraisals prepared by independent appraisers) on a combined basis, and (2) the aggregate amount of such mortgage indebtedness incurred in connection with financing or refinancing Properties subsequent to their acquisition shall not exceed 75% of their aggregate independently appraised value; the Partnership's degree of leverage could have important consequences to Limited Partners. For example, the degree of leverage could affect the Partnership's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other general partnership purposes, making the Partnership more vulnerable to a downturn in business or the economy generally.

(v)  Rising Interest Rates could Adversely Affect Cash Flow

Two of the Partnership's mortgage loans bear interest at variable rates based upon LIBOR at various interest periods. The Partnership may also borrow additional money with variable interest rates in the future. Increases in interest rates would increase the Partnership's interest expenses under these debt instruments and would increase the costs of refinancing existing indebtedness and of issuing new debt. Accordingly, higher interest rates could adversely affect cash flow and the Partnership's ability to service its debt and to resume cash distributions to Limited Partners in the future.

C.   Conflicts of Interest

The Partnership is subject to various conflicts of interest arising out of its relationships with the General Partner and its affiliates as well as the fact that the General Partner and its affiliates are engaged in a wide range of real estate and other activities to the Partnership and others.

D. Control and Influence by Significant Limited Partners Could be
Exercised in a Manner Adverse to Other Limited Partners

As of July 15, 2003, Jeffrey Keierleber, an affiliate of the
General Partner, beneficially owned 6,694.317 of the Partnership's outstanding Interests. If he purchases 3,400 Interests and the Partnership purchases 100 Interests, he will own 99% of the remaining Interests.

The Offer is not conditioned on the tender of a minimum number of Interests. Mr. Keierleber owns a majority of the Partnership's outstanding Interests. He has the power to approve certain actions, without the consent of any other Limited Partners. Under Wisconsin's Limited Partnership law, such actions include:

removal of the General Partner;
certain amendments to the Partnership Agreement;
termination of the Partnership; and
sales of all or substantially all of the Partnership's assets.
As a result of his security ownership in the General Partner, Mr. Keierleber has substantial influence and control over the Partnership. As a result of his security ownership in the Interests of the Partnership, Mr. Keierleber has substantial influence over the Partnership to the extent that Limited Partners have the right to vote on matters. Accordingly, Mr. Keierleber is in a position to influence the Partnership's affairs. This influence could conceivably be exercised in a manner that is inconsistent with the interests of other Limited Partners.

E. Limited Partners' Ability to Effect Changes in Control of the Partnership is Limited Provisions of the Partnership Agreement
Could Inhibit Changes in Control

Certain provisions of the Partnership Agreement may delay or prevent a change in control of the Partnership or other transactions that could provide the Limited Partners with a premium over the then-prevailing secondary market price of their Interests or which might otherwise be in the best interest of the Partnership's Limited Partners. These include the Fair Price Provision, and the Right of First Refusal Provision of the Partnership Agreement, and certain voting provisions that could delay or prevent a change of control or other transactions that might otherwise be in the interest of the Partnership's Limited Partners.

F.   Dependence on Key Personnel

The Partnership is dependent on the efforts of its General Partner, and Mr. Keierleber, and the individuals employed by the General Partner and its affiliates. While the Partnership believes that it could find replacements for these key personnel, the loss of their services could have a temporary adverse effect on the operations of the Partnership. None of these individuals has entered into employment agreements with the Partnership, the General Partner, or any affiliate.

Investment Risk

Certain risks are specifically and directly tied to the Limited
Partnership Interests.

A.   Lack of a market for the Partnership's Interests

To the knowledge of the General Partner, there is no developed market for Interests and the Interests are not traded on any registered securities exchange or the NASDAQ over-the-counter market. Consequently, without a developed market for the Interests, Limited Partners may be prevented from being able to liquidate their investment or receive fair value. Although the Interests are transferable, subject to certain limitations set forth in the Partnership Agreement, we do not anticipate that any active, liquid, public market will develop.

There are restrictions on the ability of a Limited Partner to transfer Interests. There are limits on the transferability of Interests to avoid certain tax consequences. Also under the Partnership Agreement, Limited Partners may transfer or assign Interests to persons who may then become substituted limited partners. The General Partner can decide to allow or disallow these transfers in its sole discretion.

There can be no assurance that a higher price than is being offered hereby for the Interests will be obtained in the future.

B.   Lack of Cash Distributions

Future cash distributions will depend upon the case reserves and operating income of the Partnership. Cash distributions were suspended in 2002, and may possibly be permanently eliminated. Depending upon the results of the tender, the leveraging of the Partnership, and the future operation of the Properties, the Partnership intends to resume making annual cash distributions in the future after the operation of the Office Buildings is stabilized.

C.   Uncertainty of the Term of the Investment

The Partnership has not determined whether to liquidate, but reserves its rights to do so. Under the Partnership Agreement, the Partnership is to terminate on December 31, 2005, unless terminated sooner as allowed under the Partnership Agreement or extended by majority vote of the Limited Partners. However, the General Partner will likely propose an amendment to the Partnership Agreement to extend the termination date.

D.   Tax Considerations

For a more thorough discussion of income tax consequences upon the sale of an Interest, see The Offer - Certain Federal Income Tax Considerations. The discussion therein summarizes the federal income tax considerations material to a Limited Partner. It is not exhaustive of all possible tax considerations. For example, it does not give a detailed discussion of any state, local or foreign tax considerations. The discussion also does not address all tax matters that may be relevant to Limited Partners in light of their particular circumstances. Moreover, it does not address all tax matters that may be relevant to Limited Partners who are subject to special treatment under the tax laws, such as insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

The specific tax attributes of a particular Limited Partner could have a material impact on the tax considerations associated with the purchase, ownership and disposition of Interests. Therefore, it is essential that each prospective Limited Partner consult with his or her own tax advisors with regard to the application of the federal income tax laws to the Limited Partner's personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The information is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as set forth in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Business Risks Mortgage Asset Portfolio Investments

By virtue of its investment in DMLP, the Partnership is exposed to certain risks related to the real estate mortgage lending business. Those risks are as follows:

Adverse Effects of Loan Prepayments. The level of prepayments of the Note or other future collateral mortgage loans may materially adversely impact the financial condition and results of operations of DMLP. The General Partner expects that the Partnership will, prior to the Maturity Date, prepay all or part of the Note either:
(1) upon the sale of either Spectrum or Plymouth, or (2) upon refinancing the Note to obtain more favorable mortgage loan terms. Although prepayment of the Note (or other future collateral mortgage loans) by the Partnership may result in lower interest costs and thereby benefit the Partnership, such prepayment of the Note (or other future collateral mortgage loans) by the Partnership may adversely affect the amount of portfolio income that the Partnership can earn through its investment in DMLP which owns the Note (or other future collateral mortgage loans). The General Partner believes that collateral mortgage loan prepayment rates generally increase when market interest rates fall below the current interest rates on mortgage loans. The General Partner believes that prepayment experience also may be affected by the expiration of prepayment penalty clauses, the ability of the borrower to obtain a more favorable mortgage loan, geographic location of the property securing the mortgage loans, the assumability of a mortgage loan, conditions in the housing and financial markets and general economic conditions.

Risks of Extending Credit. During the time that DMLP holds the Note (or other future collateral mortgage loans), it is subject to credit risks, including risks of borrower defaults, bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods).
In the event of a default on any mortgage loan (including the Note) held by DMLP, DMLP will bear the risk of loss of principal to the extent of any deficiency between the value of the secured property and the amount owing on the mortgage loans (including the Note), less any payments from an insurer or guarantor. DMLP has not established an allowance for loan losses, and there can be no assurance that any allowance for loan losses which may be established will be sufficient to offset losses on mortgage loans in the future.

Risks of Economic Downturn. A downturn in the national economy and the resultant adverse impact on employment rates could adversely affect the mortgage loan defaults. Additional credit could become scarce in such an environment and therefore risk of loss through loan default and decreased property value could increase. DMLP does not have an allowance for loan losses, which may be inadequate should economic conditions worsen significantly causing a default of the Note (or other future collateral mortgage loans) and property value decreases. The management of DMLP believes that no allowance for loan losses is adequate or appropriate at this time.

Adverse Effect of Possible Delays. Even assuming that properties secured by the Note (or other future collateral mortgage loans) held by DMLP provide adequate security for such Note (or other future collateral mortgage loans), substantial delays could be encountered in connection with the foreclosure of the defaulted Note (or other future collateral mortgage loans), with corresponding delays in the receipt of related proceeds by DMLP. State and local statutes and rules may delay or prevent DMLP's foreclosure on or sale of the mortgaged property and typically prevent DMLP from receiving net proceeds sufficient to repay all amounts due on the related mortgage loan (including the Note).

Risks Associated with DMLP's Business Strategy

Lack of Operating History and Experience. DMLP has no operating history in the mortgage origination industry, which makes it difficult to evaluate DMLP's anticipated business performance and future prospects. DMLP was recently formed for the purpose of investing in the Note. There are no immediate plans for DMLP to originate and sell mortgages (mortgage banking) in the future to grow its business. However, DMLP reserves the right to do so. While DMLP's executive officer (Mr. Keierleber) has had limited prior mortgage origination and mortgage banking experience, DMLP has not hired any personnel with experience in the mortgage banking industry, and there are a significant number of risks and uncertainties inherent in the mortgage origination industry, especially in light of DMLP's lack of an operating history and experience originating mortgages.

Reliance Upon Key Employees. DMLP may not be successful if it loses the services of key personnel. DMLP expects that the services of Mr. Keierleber will be important to its future operations. If DMLP loses the services of key personnel, it may not be able to achieve its short or long-term objectives or create or retain DMLP Unit value.

3.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

Set forth below is a summary of certain federal income tax considerations generally applicable to: (a) the sale of Interests pursuant to the Offer or the retention of Interests after the Expiration Date by Limited Partners, (b) information for retirement plan investors concerning unrelated business taxable income, (c) termination of the Partnership, and (d) the DMLP
Note Effect on Adjusted Basis of Limited Partners in Partnership Interests; Gain Recognized by Limited Partners.
This summary is based on the Internal Revenue Code of 1986, as amended (the Code), and on judicial decisions, U.S. Treasury regulations (the Regulations), and IRS rulings and other administrative materials interpreting the Code, all of which are subject to change, possibly on a retroactive basis. The authorities on which this summary is based are subject to various interpretations, and are not binding on the IRS or the courts, either of which could take a contrary position. No rulings have been or will be sought from the IRS with respect to the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the disclosures expressed herein or that a court will not sustain such a challenge.

The following summary is for general information only, and the tax treatment described herein may vary depending upon each Limited Partners's particular situation. Certain Limited Partners (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. Moreover, the summary does not address the federal income tax consequences to persons who do not hold the Interests as capital assets, as defined by Section 1221 of the Code. In addition, taxes other than federal income taxes, such as foreign, state and local taxes, and federal estate and gift taxes, may affect a Limited Partner's investment in the Limited Partnership. Controversy and uncertainty exist in many areas of the federal income tax law which may affect the transactions described herein. Accordingly, there can be no assurance that some of the views expressed herein will not be challenged by the IRS. The following information is intended as a general statement of certain tax considerations, and Limited Partners should not construe this as legal or tax advice.

LIMITED PARTNERS ARE URGED TO CONSULT AND MUST RELY UPON THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF A TENDER OF THEIR INTERESTS PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, ANY RECENT CHANGES IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

A.   Sale by Limited Partners.

1.   Gain or Loss on Purchase by Offerors.

The receipt of cash by Limited Partners for Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. The recipient of such payment is taxable to the extent of any gain recognized in connection with the sale of the Interests. In general, and subject to the rules of Section 751 of the Code discussed below; (a) a Limited Partner will recognize capital gain at the time his Interests are purchased by the Partnership or Mr. Keierleber to the extent that the money he receives exceeds his adjusted tax basis in the Interests, or (b) a Limited Partner will recognize capital loss at the time his Interests are purchased by the Partnership or Mr. Keierleber to the extent that the money he receives is less than his adjusted tax basis in the Interests. Upon a sale of an Interest pursuant to the Offer, a Limited Partner will be deemed to receive money in the form of any cash payments to him from the Partnership or Mr. Keierleber and to the extent he is relieved from his proportionate share of qualified nonrecourse liabilities, if any, to which the Partnership's assets are subject. A Limited Partner will thus be required to recognize gain upon the sale of his Interests if the amount of cash he actually receives, plus the amount he is deemed to have received as a result of being relieved of his proportionate share of Partnership qualified nonrecourse liabilities (if any), exceeds the adjusted tax basis of the Limited Partner in the Interests.

2.   Adjusted Tax Basis of Interests.

The adjusted tax basis of a Limited Partner's Interests is calculated by taking his initial basis and making certain additions and subtractions thereto. The initial basis of a Limited Partner is the amount paid for his Interests ($1,000 per Interest for those who purchased in the initial offering). This initial basis is increased by a Limited Partner's proportionate share of qualified nonrecourse liabilities to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to the Limited Partner. A Limited Partner's basis is reduced by any reduction in his proportionate share of qualified nonrecourse liabilities to which the Partnership's assets are subject, by the amount of any distributions and by the share of Partnership losses allocated to the Limited Partner, and by expenditures of the Partnership not deductible in computing its taxable income and not properly chargeable to a capital account.

3.   Allocation of Partnership Income.
A selling Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for 2003 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. Such allocation will affect the Limited Partners's adjusted tax basis in his Interests and, therefore, the amount of such Limited Partner's taxable gain or loss upon a sale of Interests pursuant to this Offer. In addition to the capital gain or loss recognized on the sale of his Interests pursuant to the Offer, the selling Limited Partner will be required to take into account such allocation in computing his federal income tax liability for 2003.

4.   Passive Activity Loss Rules.

If a Limited Partner has suspended passive activity losses from this Partnership or from any other activity, the Limited Partner may be able to deduct such losses if he or she recognizes a gain on the sale of Interests pursuant to the Offer. Under Code
Section 469, a noncorporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such individual's passive activity income for such year, and closely-held corporations may offset such losses against so-called net active income. A loss recognized by a Limited Partner upon a sale of less than 100% of his Interests pursuant to this Offer can be currently deducted (subject to other applicable limitations) to the extent of such Limited Partner's passive income from the Partnership for the year of sale or to the extent of any other passive activity income for that year. To the extent a Limited Partner recognizes a gain upon a sale of less than 100% of his Interests, such Limited Partner may deduct current or carryover passive activity losses, if any, from the Partnership or from other passive activities to the extent of such gain. If a Limited Partner disposes of 100% of his Interests pursuant to the Offer, such Limited Partner generally will be able to deduct his suspended passive activity losses, if any, from the Partnership that could not previously be deducted by such Limited Partner due to the foregoing limitations.

5.   Characterization of Gain or Loss on Sale of Interests.

The taxable gain on the disposition of Interests must be allocated between ordinary income and long term capital gain. Long term capital gain or loss will be realized on such sale by a Limited Partner who holds the Interests as capital assets if (a) he or she is not a dealer in securities; (b) he or she has held the Interests for longer than 12 months; and (c) the Partnership has no Section 751 assets. If a Limited Partner who holds the Interests as a capital asset has held the Interests for 12 months or less, any gain or loss will be short term capital gain or loss. To the extent that a portion of the gain realized on the sale of a Interest is attributable to Section 751 assets (i.e., unrealized receivables and inventory items which have substantially appreciated in value) a Limited Partner will recognize ordinary income, and not a capital gain, upon the sale of an Interest. For purposes of Section 751 of the Code, depreciation recapture is treated as if it were an unrealized receivable. Thus, gain, if any, recognized by a Limited Partner who sells an Interest will be ordinary income in an amount not in excess of his share of the Partnership's depreciation recapture. Furthermore, if the Partnership were deemed to be a dealer in real estate for federal income tax purposes, the property held by the Partnership might be treated as inventory items which have substantially appreciated in value for purposes of Section 751 and a Limited Partner tendering his Interests would recognize ordinary income, in an amount equal to his share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make it a dealer for tax purposes.

IRS Regulations require certain information to be submitted by a selling Limited Partner with his income tax return for the year in which he sells an interest in a partnership having Section 751 assets. Selling Limited Partners must consult with and depend upon their own tax advisors to determine what information must be included with their income tax returns by reason of the sale of Interests.

6.   Taxation of Gains and Losses.
A Limited Partner's short-term or long-term capital gain or loss from the sale of Interests will be combined with such Limited Partner's other short-term and long-term capital gains and losses for the tax year to arrive at an overall net short-term or long-term capital gain or loss. For sales after May 5, 2003, net long-term capital gains are taxed for federal income tax purposes at a maximum rate of 15%, except for real estate depreciation recapture (unrecaptured Section 1250 gain) which is taxed at a maximum capital gains tax rate of 25%. Short-term capital gains are taxed at ordinary income tax rates. In addition, any gain on the sale of Interests attributable to Section 751 will be taxed at ordinary income tax rates. Generally, for noncorporate taxpayers, ordinary income recognized in 2003 is taxed at a maximum rate of 35% for federal income tax purposes. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. Net capital losses are deductible only to the extent of any capital gains plus, in the case of a noncorporate taxpayer, ordinary income up to $3,000. Noncorporate taxpayers can carry a net capital loss forward until it is exhausted. Corporations can carry net capital losses back three years and forward five years.

Generally, unrecaptured Section 1250 gain is the amount of depreciation claimed on Section 1250 property (i.e., real property) which is not recaptured as ordinary income under the Code Sec. 1250 recapture rules. Depreciation taken into account in computing unrecaptured Section 1250 gain cannot exceed the amount of gain recognized on the property after the gain is reduced by any ordinary income depreciation recapture. Gain on an item of Section 1250 property which is in excess of any ordinary income depreciation recapture and unrecaptured Section 1250 gain is generally taxed at the 15% capital gains rate, for sales after May 5, 2003.

It is possible that a Limited Partner who was not an original Limited Partner may have a loss on the sale of his Interests, depending upon his adjusted basis in the Interests. Such a loss will be a capital loss if the Interests are a capital asset in the hands of the Limited Partner.

If a Limited Partner sells all of his Interests in the Partnership pursuant to the Offer, the excess of: (a) the sum of any loss from the Partnership for the year of sale (including any previously suspended Partnership loss) plus any loss realized on the liquidation, over (b) the net income or gain for the year from all passive activities (determined without regard to the losses described in (a)) will be treated as a loss which is not a passive activity loss. However, the capital loss limitations described above will continue to apply.

7.   Income Tax Withholding.

To prevent back up federal income tax withholding equal to 28% of the payments made pursuant to the Offer, each Limited Partner who does not otherwise establish an exemption from such withholding must notify the Partnership of such Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and must provide certain other information by completing a Substitute Form W-9 for the Partnership. Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners are subject to other requirements. See AProcedure for Tendering Interests.

Gain realized by a foreign Limited Partner on a sale of Interests pursuant to this Offer will be subject to federal income tax. Under Section 1445 of the Code and related Regulations, the transferee of a partnership unit held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Foreign persons include alien individuals and foreign corporations, estates, partnerships, and trusts. The Partnership will withhold 10% of the Offer Price paid to a tendering foreign Limited Partner. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

8.   Tax-Exempt Limited Partners

Certain entities, including, but not limited to, trusts formed as part of corporate stock bonus, pension or profit-sharing plans that are qualified under Section 401(a) of the Code, and individual retirement accounts that are qualified under Section 408(a) of the Code (collectively Qualified Plans) are generally exempt from federal income tax. Qualified Plans, however, are subject to federal income tax with respect to any unrelated business taxable income (UBTI). UBTI is income (with specific exceptions) derived from any trade or business activity, regularly carried on by a tax-exempt entity (or by a partnership of which it is a member) that is not substantially related to the entity's exempt purpose. Thus, to the extent the activity of the Partnership is unrelated to a Qualified Plan's exempt purpose, income derived from the Partnership may constitute UBTI to the Qualified Plan. For any exempt employees supplemental unemployment benefit plans, trusts, exempt qualified employee pension, profit-sharing and stock bonus trusts, or non-exempt trusts, any trade or business conducted by the Partnership will constitute an unrelated trade or business.

Notwithstanding the foregoing, UBTI does not include, among other things, gain or loss from the sale or exchange of property, except to the extent that such gain or loss is derived from debt-financed property. In general, debt-financed property is any property which is held to produce income and with respect to which there is acquisition indebtedness at any time during the tax year or during the preceding twelve months if the property is disposed of during the tax year. Acquisition indebtedness includes indebtedness secured by an existing mortgage on a property that is purchased subject to the mortgage, even if the indebtedness is not assumed by the purchaser. In addition, if a Qualified Plan incurred indebtedness to finance its purchase of an Interest in the Partnership, that indebtedness would also constitute acquisition indebtedness. An exception to the acquisition indebtedness rules exists, provided that various requirements are met, for indebtedness incurred by certain qualified organizations to acquire or improve real property. Additional requirements are imposed under this exception where the indebtedness is incurred by a partnership in which qualified organizations own an interest. For purposes of this exception, the term qualified organizations includes qualified corporate stock bonus, pension or profit-sharing plans, but does not include IRA's. The Partnership does have mortgages on the property owned and, therefore, a portion of the gain or loss, if any, realized by a Qualified Plan on the sale of an Interest will be UBTI. If a Qualified Plan is not a "dealer" in securities and if the Qualified Plan did not incur indebtedness to finance its purchase of an Interest in the Partnership, then the remaining portion of any gain or loss from the sale of Interests will not be UBTI unless the Partnership is deemed to be a "dealer" in real estate. The General Partner does not believe that the Partnership's business has been operated in such a manner as to make it a dealer, but there is no assurance that the Service may not contend that the Partnership is a dealer.

If the Partnership obtains financing to repurchase Interests, the Internal Revenue Service may contend that each non-redeeming Limited Partner has acquired an interest in debt-financed property, in addition to the current debt-financed property of the Partnership. If the Internal Revenue Service is successful in that contention, some additional portion of the Partnership's income allocated to those Limited Partners that are Qualified Plans will be UBTI.

Any UBTI realized by a Qualified Plan on its sale of an Interest in the Partnership will be combined with such Qualified Plan's other UBTI for the tax year. To the extent that a Qualified Plan's UBTI from all sources exceeds $1,000 for its tax year, such Qualified Plan will incur a tax liability with respect to such excess at such tax rates that would be applicable if such organization were not otherwise exempt from taxation. The trustee or custodian of a Qualified Plan that owns Interests may be required to file form 990-T (Exempt Organization Business Income Tax Return) with the IRS to report UBTI, regardless of the amount of UBTI recognized by the Qualified Plan. In addition, the Qualified Plan will be required to pay from the Qualified Plan the tax on any UBTI in excess of $1,000.

The discussion contained herein is not a complete treatise on the ownership and disposition of an Interest by Qualified Plans. There are numerous issues involved and consequently, Qualified Plans should consult with and must rely upon their own tax advisors concerning the application of federal income tax laws.

9.   Example for Limited Partners.

Each Limited Partner must determine his own adjusted tax basis, as the adjusted tax basis will vary depending upon when the Limited Partner purchased the Interests and the amount of distributions received for each Interest, which varies depending upon the day admitted to the Partnership.

Set forth below are estimates of adjusted basis, gain or loss on disposition of Interests, suspended passive activity losses under
Section 469, Section 751 gain and unrecaptured Section 1250 gain for a hypothetical Limited Partner. The estimates assume that the hypothetical Limited Partner acquired his Interest in the original offering and made capital contributions of $1,000. The computation is based upon amounts estimated as of September 30, 2003, because the Partnership Agreement recognizes transfers of Interest on the first day of each quarter for tax allocation purposes.

The General Partner estimates that as of September 30, 2003, there will be nonrecourse debt attributed to the Interests in the approximate amount of $26,363,236. Therefore, in determining the tax consequences of accepting the Offer, a Limited Partner that sells one Interest will be deemed to receive the Offer Price of $910 cash plus a pro rata share of the Partnership's nonrecourse debt (approximately $2,569 per Interest) (together, the selling Price).

The General Partner estimates that as of September 30, 2003, the adjusted tax basis of each Interest held by the hypothetical original taxable Limited Partner, based on the tax returns filed by the Partnership and based on estimates for the year 2003, ranges from $2,075 to $2,214 per Interest (on average), computed as follows:


Estimated Current Basis per Interest
For Taxable Limited Partners (Average)

                                      1986   1987       1988
                                    Purchase Purchase Purchase
Original capital contribution      $1,000    $1,000  $1,000
Ordinary income (1986 to 2002)         56        56      40
Interest income (1986 to 2002)          186     186     148
Section 1231 gain (2002)              132       132     132
Estimated 2003 ordinary income            4      4       4
Estimated 2003 interest income          7        7       7
Proportionate share of nonrecourse
  debt                                2,569  2,569    2,569
                                      3,954  3,954    3,900
Less:  Net rental losses (1986 - 2002)(577)  (577)     (509)
Less:  Investment interest expense
 (1989 - 2002)                        (142)   (142)   (142)
Less:  Section 1231 loss (1994)        (55)    (55)    (55)
Less:  Cash distributions (1986-2002) (970)   (888)   (845)
Less:  Estimated 2003 rental loss     (127)   (127)   (127)
Less:  Estimated 2003 investment
        interest expense                (8)    (8)      (8)
Estimated current basis per Interest $2,075  $2,157   $2,214

The General Partner estimates that as of September 30, 2003, the adjusted tax basis of each Interest held by the hypothetical original tax-exempt Limited Partner, based on the tax returns filed by the Partnership and based on estimates for the year 2003, ranges from $2,892 to $2,959 per Interest (on average), computed as follows:

Estimated Current Basis per Interest
For Tax-Exempt Limited Partners (Average)

                                 1986      1987      1988
                                Purchase  Purchase  Purchase
Original capital contribution    $1,000    $1,000   $1,000
Ordinary income (1986 to 2002)       56        56       40
Rental income                       407       383      383
Interest income (1986 to 2002)     186        186      148
Section 1231 gain (2002)           132        132      132
Estimated 2003 rental income         4         4         4
Estimated 2003 interest income       7         7         7
Proportionate share of nonrecourse
 debt                            2,569       2,569   2,569
                                 4,361       4,337   4,283
Less:  Net rental losses
        (1986 - 2002)            (207)    (207)      (187)
Less:  Investment interest
 expense (1989 - 2002)           (142)    (142)      (142)
Less:  Section 1231 loss (1994)  (55)     (55)        (55)
Less:  Cash distributions
 (1986-2002)                     (970)    (888)      (845)
Less: Estimated 2003 rental loss  (87)     (87)       (87)
Less: Estimated 2003 investment
 interest expense                  (8)      (8)        (8)
Estimated current basis per
  Interest                      $2,892   $2,950     $2,959

Under the foregoing and utilizing the estimated adjusted tax basis, the hypothetical original taxable Limited Partner whose Interests are purchased in this Offer would recognize a taxable gain for federal income tax purposes of approximately $1,265 to $1,404 per Interest (on average) as follows:

Estimated Taxable Gain
For Taxable Limited Partners (Average)

                                  1986     1987      1988
                                 Purchase  Purchase  Purchase
Cash for Interests            $    910    $  910     $  910
Relief from qualified
 nonrecourse liabilities         2,569     2,569      2,569
Selling price                    3,479     3,479      3,479
Subtract basis (computed above) (2,075)   (2,157)    (2,214)
Estimated taxable gain        $  1,404    $ 1,322   $ 1,265

Under the foregoing and utilizing the estimated adjusted tax basis, the hypothetical original taxable Limited Partner whose Interests are purchased in this Offer would recognize a gain of approximately $520 to $587 per Interest (on average) as follows:

Estimated Realized Gain
For Tax-Exempt Limited Partners (Average)

                              1986          1987     1988
                              Purchase  Purchase   Purchase
Cash for Interests            $  910     $  910    $  910
Relief from qualified
 nonrecourse liabilities       2,569      2,569      2,569
Selling price                  3,479      3,479      3,479
Subtract basis
 (computed above)              (2,892)   (2,950)    (2,959)
Estimated realized gain      $    587 $    529    $    520

Subject to Section 751, such a gain will be capital gain if the Interests are a capital asset in the hands of the hypothetical
Limited Partner.

The General Partner estimates that the amount of suspended passive activity losses from the Partnership in the case of the hypothetical original taxable Limited Partner will be approximately $138 per Interest (on average) for a 1986 purchase, $138 per Interest (on average) for a 1987 purchase, $131 per Interest (on average) for a 1988 purchase, unless such losses have previously been utilized by the hypothetical Limited Partner. Under this assumption, in addition to recognizing a taxable gain ranging from $1,265 to $1,404 per Interest (on average), such Limited Partner will be allowed to deduct suspended passive activity losses attributable to the Partnership ranging in the amount of from $131 to $138 per Interest (on average).

The depreciation recapture attributed to the Interests of taxable Limited Partners is estimated to be in the approximate amount of $822,000 as of September 30, 2003. Therefore, under Section 751, in determining the tax consequences of accepting the Offer, the original taxable Limited Partner's taxable income will be deemed to include approximately $91 of ordinary income per Interest, with the balance of the taxable gain considered being capital gain for federal income tax purposes for the hypothetical Limited Partners who hold their Interests as capital assets.

The unrecaptured Section 1250 gain attributable to the Interests of taxable Limited Partners is estimated to be in the approximate amount of $8,433,000 as of September 30, 2003. Therefore, in determining the tax consequences of accepting the Offer, approximately $932 of the taxable gain, if any, per Interest for taxable Limited Partners will be considered to be capital gain taxed as real estate depreciation recapture, and thus subject to a maximum capital gains rate of 25%.

The examples contained herein are for purposes of illustration only. The actual taxable gain (loss) for any particular Limited Partner will likely vary from the estimates provided herein. The foregoing computations include estimates of the allocated portions of items attributable to 2003 (including, but not limited to, interest income, passive activity losses, Partnership nonrecourse debt, Section 751 gain). Actual taxable gain (loss) must be computed using actual amounts of allocated items. In addition, actual taxable gain (loss) will vary depending on each Limited Partner's particular circumstances.
For example, if a current Limited Partner acquired a Interest from another Limited Partner rather than in the initial Offering of Interests, the current Limited Partner's basis for his Interests is most likely not in the range of $2,075 to $2,214 (the amounts shown above).

B.   Retention of Interests by Limited Partners.

There will be no immediate tax consequences to Limited Partners with respect to Interests that are not tendered in this Offer. However, Limited Partners who retain their Interests may, henceforth, have a proportionately greater interest in the items of Partnership income and loss and in distributions by the Partnership because each remaining Interest may represent a greater percentage of the total Interests outstanding depending upon the number of Interests purchased by the Partnership pursuant to the Offer. The extent of the change in proportionate Interests will depend upon the number of Interests tendered and purchased by the Partnership.

Limited Partners who own Interests that are not repurchased will have income or loss allocated to them by the Partnership for 2003. As discussed above, suspended passive activity losses, if any, can be used to reduce the impact of taxable income, if any, allocated for 2003.

          C.   Termination of the Partnership.

          In general, the Code provides that if 50% or more of the total capital and profits interests in a partnership are sold or exchanged within a single 12-month period, the partnership will terminate for tax purposes. This rule would apply to purchases by the General Partner and by an affiliate of the General Partner, but would not apply to redemptions of Interests by the Partnership. Thus, if Interests representing 50% or more of the total capital and profits interests in the Partnership are purchased by the General Partner, or affiliates, or third parties within a 12-month period (excluding successive transfers of the same Interests), the Partnership would terminate for federal income tax purposes. The General Partner does not intend to purchase Interests pursuant to the Offer representing 50% or more of the total capital and profits interests in the Partnership so as to cause a termination of the Partnership. In addition, the General Partner does not intend to allow the purchase of Interests that, when combined with the Offer, would be a transfer of 50% or more of the total capital and profits interest in the Partnership. As a result, the General Partner will deny any transfer during the term of this Offer. However, there can be no assurance that a termination will not occur as a result of the Offer. Whether a termination will occur depends, in part, upon the ratio of whole Interests purchased to the number of Fractional Interests purchased. Until the Offer is complete, this determination cannot be made. Moreover, pursuant to the Offer, the Partnership will redeem up to the equivalent of 100 Interests. Mr. Keierleber, an affiliate of the General Partner, will then purchase up to the equivalent of 3,400 additional Interests. If more than the equivalent of 3,400 Interests are tendered pursuant to the Offer, the Partnership, in its sole discretion, may increase the number of Interests to be purchased in this Offer to permit the redemption of all of the remaining Interests tendered. If both redemptions by the Partnership are combined for purposes of determining whether a termination has occurred, the purchases by Mr. Keierleber may cause a termination of the Partnership, unless the number of Interests purchased by Mr. Keierleber are reduced. Applicable law, however, provides no guidance concerning whether the redemptions by the Partnership will be combined. Accordingly, it is uncertain whether a termination would result.

          If a termination occurs, the Partnership is deemed to contribute all of its assets and liabilities to a new partnership in exchange for an interest in the new partnership, and, immediately thereafter, the terminated partnership is deemed to distribute Interests in the new partnership to the remaining partners in proportion to their respective Interests in the terminated partnership in liquidation of the terminated partnership. In general, the following adverse tax consequences may result:

          (a) The Partnership's taxable year will end upon a termination and, if a Limited Partner's taxable year differs from the Partnership's calendar taxable year, the termination could result in the inclusion of more than one year of Partnership income or loss in the Limited Partner's income tax return for the taxable year in which the Partnership terminates.

          (b) The treatment of Partnership liabilities is uncertain. The applicable Regulations provide no guidance as to the effect of the constructive contribution to the new partnership of the liabilities of the terminated partnership. The Code generally provides that the reduction of liabilities of a partnership is treated as a distribution of money to the partners in proportion as they share in those liabilities, resulting in a reduction in the adjusted basis of their partnership Interests, and in the realization of gain if the deemed distribution exceeds the adjusted basis in their partnership
          Interests. However, the reduction in the partners' shares of liabilities of the terminated partnership should be offset by their shares of the liabilities of the new partnership by reason of the distribution of the Interests in the new partnership. Unfortunately, applicable law does not specifically provide for this treatment. Accordingly, there can be no assurances that gain would not be realized if the deemed distribution of money exceeded a Limited Partner's adjusted basis in his Interests.

          The Partnership does not anticipate allowing the year to terminate and may delay any transfers to avoid this problem.

          D. DMLP NoteCEffect on Adjusted Basis of Limited Partners in Partnership Interests; Gain Recognized by Limited
          Partners.

          For purposes of determining a partner's adjusted basis in his partnership interest, a partner is allocated a nonrecourse liability in its entirety to the extent such partner bears the economic risk of loss for such partnership liability. Under the Regulations, a partner bears the economic risk of loss for a partnership liability to the extent that the partner or a related person makes (or acquires an interest in) a nonrecourse loan to the partnership. Among other relationships, a partnership is related to a partner if the partnership and the partner bear a relationship to each other in which such partner owns, directly or indirectly, more than 80 percent of the capital interest or profits interest in such partnership.

          Jeffrey Keierleber, a Limited Partner, currently beneficially owns 80.4% of DMLP. As additional Interests are purchased by Mr. Keierleber, his beneficial ownership of the Note will also increase. If possible, the Partnership will attempt to purchase additional DMLP Units before December 31, 2003, to reduce Mr. Keierleber's beneficial interest in the Note to less than 80%. However, failure to do so will cause the entire liability under the Note to be allocated to Mr. Keierleber for purposes of determining a Limited Partner's adjusted basis.

          THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH LIMITED PARTNER IS URGED TO CONSULT THEIR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND FOREIGN, STATE, AND LOCAL TAX LAWS) OF THE DISPOSITION OF INTERESTS PURSUANT TO THE OFFER.

          4.   FAIRNESS OF THE TRANSACTION; REPORTS, OPINIONS,
          APPRAISALS AND CERTAIN NEGOTIATIONS; NO APPROVALS
          REQUIRED; NO APPRAISAL RIGHTS.

          The Offerors reasonably believe that the terms of the Offer are fair to unaffiliated Limited Partners, principally because the Offer provides an opportunity for Limited Partners to receive cash for their Interests on a voluntary basis at a price that exceeds the reported third party trading prices of the Interests since January 1, 1997. The General Partner has approved the Partnership's participation in the Offer. See AThe Offer-Introduction-Certain Effects of the Offer. The Purchase Price was determined by the Offerors to represent an attractive price. In determining this price, the Offerors considered the following factors:

          (a)  There is no liquid market for the Interests;
          (b) That the Partnership is currently not making distributions;
          (c) The Offerors' personal expectations that the value of the Partnership's property will increase in the future;
          (d) The assumed price of selling the Properties, adjusted for estimated selling, liquidation and other related costs;
          (e) The independent appraisals received on the Apartments in 2002;
          (f) The purchase price paid by the Partnership for the Office Buildings in 2002;
          (g) The prepayment penalties that would be incurred if the Properties were sold and the mortgages were paid off;
          (h)  The offers received on the Apartments;
          (i) The per Interest price paid to Limited Partners in previous repurchases over the last three years (between $550-$895). See AThe OfferCIntroductionC Determination of the Purchase Price;
          (j) The per Interest price paid to Limited Partners in secondary market transactions in which the Offerors did not participate, and of which the Offerors are aware over the last three years at prices ranging from $500 to $551 per Interest. See AThe Offer-Introduction-Determination of the Purchase Price;
          (k) An unaffiliated March 2002 offer of $550 per Interest for a limited number of Interests; and
          (l) The net book value and liquidation value of the Interests.

          See AThe OfferCIntroductionCDetermination of the Purchase
          Price.

          Furthermore, the Offerors believe that the Offer is fair in the sense that the decision of whether to accept the Offer is voluntary on the part of each Limited Partner. See AThe Offer-Introduction-Determination of the Purchase Price.

          In determining the fairness of the transaction to Limited Partners, the Offerors did not consider the going concern value of the Partnership. Additionally, there are no firm offers by unaffiliated third parties of which the Offerors are aware for the merger or consolidation of the Partnership, the sale or transfer of all of the Partnership's assets or the purchase of the Interests which would enable the holder to control the Partnership upon which the Offerors could evaluate the fairness of this Offer.

FAIRNESS OPINION

In April 2003, the Partnership asked the Valuations Group,
Inc. (AThe Valuations Group) to deliver an opinion in connection with the fairness of the Purchase Price. The Partnership selected the Valuations Group for its familiarity and experience with valuing limited partnership interests, its independence from the Offerors, and the price and scheduling terms on which it agreed to perform its services.

The Valuations Group efforts are directed by Michael Phelan, the company's co-founder and president. Mr. Phelan has over 15 years in the valuation of real estate limited partnerships interests and oversees or directly performs the valuation of approximately 400 partnership interests annually. For more detailed information regarding Mr. Phelan's qualifications, see
Section 111 of the Fairness Opinion attached hereto as Exhibit D. The Valuations Group provided similar opinions for the Partnership's October 1996 and April 2002 tender offers. With the exception of the 2002 Fairness Opinion, there has been no material relationship between (i) the Valuations Group, and (ii) the Offerors or their affiliates at any time during the past two years. The Offerors placed no limits on the scope of analysis and investigation. The Offerors originally determined the Purchase Price of $910 per Interest. In May 2003 the Partnership was orally informed, and on June 3, 2003, it confirmed in writing, that on such date the Valuations Group concluded that $910 per Interest was fair to Limited Partners from a financial point of view. The Valuations Group's opinion is not required to be updated after the date of this Offer to take account of any subsequent material developments, if any, which may thereafter occur or may come to its attention. The written opinion will also be made available for inspection and copying at the principal offices of the Partnership during its normal business hours. Limited Partners are urged to read this opinion in its entirety.

In rendering its opinion, The Valuations Group relied, in part, without independent verification, on the accuracy and completeness of all appraisal, financial and other information provided to it by the Offerors. The Valuations Group did not make or obtain appraisals of the Partnership's assets, but relied upon the appraisals dated April 8, 2002 of Pelican Sound and September 27, 2002 of Town Place and did not solicit third parties who might be interested in acquiring all or a part of the Partnership or its underlying real estate assets. The Valuations Group reviewed the appraisals and believes the methodology, key assumptions and resulting conclusions in each appraisal to be both reasonable and adequately documented. The Valuations Group relied on the July 2002 property acquisition price of Plymouth and Spectrum. This conclusion is based on a recent date of the acquisition, a review of the subsequent operating performance of the Office Buildings, and post-acquisition market trends. During 2002, the Partnership invested in DMLP which was created for the primary purpose of purchasing the mortgage note that encumbers the Office Buildings. The Partnership owns a 48.7% interest in DMLP and accounts for this investment under the equity method of accounting. The Partnership's allocated equity in the mortgage note receivable, as indicated in the Partnership's First Quarter 2003 Quarterly Report is considered by Partnership management to be an accurate reflection of the Partnership's equity value in DMLP and, The Valuations Group believes, forms a reasonable basis as to the current equity value of the Partnership's interest in DMLP as of the date of the Offer.

In reaching its conclusions about the fairness of the Offer, The Valuations Group utilized a variety of valuation techniques and performed a number of analyses of relevant information. In forming its opinion, the Valuations Group has reviewed the Partnership's recent Securities and Exchange Commission filings, property operating budgets, and data published in real estate industry publications. Prior to being engaged to provide this opinion in connection with the fairness of the Purchase Price, in June, 2002 the Valuations Group prepared an independent opinion of value of the Interests for a client unrelated to the Offerors. In that opinion, the Valuations Group concluded that $899 per Interest was the fair market value for an Interest; however, the Valuations Group's current valuation based on the same methodology applied using information available as of June 3, 2003 is now $758 per Interest. The difference arises principally from a reduction in the appraisal value of Town Place of $1,100,000, the Partnership's cash needs in excess of operating income during the intervening period, and an increase in the fractional interest discount derivation from 35% in June 2002 to 36.25% at present. The increase in the fractional interest discount derives entirely from the added analytical/valuation complexity resulting from the Partnership's intra-period acquisition of two occupancy-impaired (non-stabilized) office buildings. Such transactions, in the judgment of The Valuation Group, tend to confuse secondary purchasers of limited partnership interests as to future value and cash flow, and, accordingly result in higher discounts to the estimated net asset value of partnerships in which such transactions have recently occurred.

The principal methods, techniques and their outcome supporting the opinion are summarized in the following paragraphs.

As part of the review, the Valuations Group sought information about recent sales of the Interests. The Valuations Group, based upon information from the Offerors and its own research, found that 6,634.48 Interests in the Partnership were transferred during the 2002 fiscal year. These transactions, which involved purchases by the Partnership and Jeffrey L. Keierleber, occurred at prices ranging from a low of $550 per Interest to a high of $895 per Interest. The Purchase Price in the Offer exceeds the range of all recent transactions presently known to the Valuations Group.

As part of its analysis in support of its opinion, the Valuations Group derived an estimate of the Partnership's net asset value per Interest. This estimate, which the Valuations Group believes to be reasonable based on its analysis of Partnership information, represents the dollar amount in cash which could be available for distribution to the Partnership's Limited Partners, stated on a per Interest basis, if the Partnership's two apartment properties were sold at their appraised value, the office properties were sold at a price equal to their 2002 cost, its investment in DMLP is fully recovered, and the Partnership's outstanding liabilities were satisfied as of March 31, 2003. Net asset value per Interest is equal to the aggregate estimated property value, less selling costs and repayment of debt, plus net other assets (e.g., cash, receivables, less payables, etc.). This amount does not consider all of the costs of liquidating the Partnership, completing all of the filings required by the Securities and Exchange Commission or other agencies, or the costs of conducting this Offer. Based upon its analysis, the Valuations Group derived a net asset value of $1,189 per Interest. The Purchase Price of $910 per Interest, which considers the estimated costs of liquidating the Partnership (and other related costs), is an approximate 23.5% discount to this derived net asset value.

The Valuations Group also considered that fractional, non-controlling interests in limited partnerships typically trade at discounts to the partnership's net asset value. These discounts are often substantial and reflect investor preferences for a partnership's unique investment characteristics. The Valuations Group has applied discounts and premiums to net asset value based upon internally derived weightings which represent the Valuations Group's subjective judgment as to the relative influence of a number of key factors on the value of a non-controlling, minority interest in the Partnership. These relative influences are reflected as additions to or subtractions from net asset value and are expressed as premiums or discounts applied thereto. In deriving the applicable discount for a non-controlling, minority interest in the Partnership, The Valuations Group looked at the following factors: secondary market liquidity and investment control, cash flow and distributions, asset type and quality, management capabilities and fee structure, market capitalization, portfolio diversification, liquidation time horizon, recent historical performance, analytical complexity, and financial leverage. Factors that figured most prominently in deriving the discount appropriate to estimate the price for a non-controlling interest in the Partnership were: (i) the low volume of secondary market trading activity involving unrelated purchasers; (ii) negative cash flow and lack of current distributions; (iii) uncertainty as to management's liquidation plans; and, (iv) uncertainty as to the timing and costs associated with the lease-up of the Partnership's recently acquired commercial properties. The Valuations Group, applying the fractional interest discount approach derived a value of $758 per Interest which represents approximately a 36.25% discount from net asset value (a 27.5% discount for lack of marketability and control, a 2.5% discount for weak cash flow and distribution characteristics, a 5.0% discount for uncertainty regarding the Partnership's liquidation plans and risks associated with potential future reinvestment, and a 1.25% discount for analytical complexity due to recent property transactions involving occupancy impaired properties with no operating history). The 2002 Discount Study published by Partnership Profiles, Inc. (APartnership Profiles) indicated that equity partnerships reporting moderate to high debt levels making distributions traded at an average discount of 26% during the two month period ending May 31, 2002, while non-distributing equity partnerships reported an average discount of 32%. The Valuations Group believes the discount spread between its discount determination and the discounts reported by Partnership Profiles is warranted due to substantial uncertainty regarding the Partnership's future liquidation plans, risk associated with potential reinvestment, and uncertain cash flow and distribution characteristics compared to the partnerships included in the study.

These analyses, taken as a whole, led the Valuations Group to conclude that the Purchase Price of $910 per Interest is fair to Limited Partners from a financial point of view. The preparation of the fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses in the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Valuations Group's opinion.
No partnership or transaction used in the above analysis as a comparison is identical to the Partnership or the contemplated Offer. In arriving at its fairness determination, the Valuations Group considered the results of all such analyses and did not assign any particular weight to the results of any particular analysis. The analyses were prepared for the purpose of enabling the Valuations Group to provide its opinion as to fairness and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.

As compensation for financial advisory services rendered in connection with the Offer, the Partnership has paid the Valuations Group a fee of $10,000, whether or not the Offer is consummated.

APPRAISAL OF APARTMENTS -- PELICAN SOUND AND TOWN PLACE

In order to provide limited partners with information on the value of its remaining holdings, the Partnership has obtained appraisals of its two Apartments. The appraisals were performed by an independent appraiser, Riggins, Atkinson, Combs & Associates, Inc. ("Riggins, Atkinson"). The appraiser was selected on the basis of its general qualifications and cost. Riggins, Atkinson is a Florida certified general real estate appraiser. Riggins, Atkinson previously performed similar services for the Partnership and for other partnerships sponsored by the General Partner and its affiliates. However, there is no material relationship between (i) the appraiser, its affiliates and representatives, and (ii) the Partnership, Jeffrey Keierleber or their affiliates. No limitations were imposed on the scope of the investigation of the appraiser for either appraisal; however, it was agreed that the cost approach would not be used because of time constraints. The appraisals are filed as exhibits with the Schedule T0 filings made by the Partnership and Jeffrey Keierleber with the SEC. The appraisals will be made available for inspection and copying at the principal offices of the Partnership during its normal business hours. Limited Partners may also request a copy of the appraisal at no cost, in writing, addressed to the Partnership at its offices.

April 2002 Appraisal of Pelican Sound

Riggins, Atkinson appraised this property at $19,000,000 as of April 8, 2002. In preparing the appraisal, Riggins, Atkinson utilized two basic techniques for estimating market value: income capitalization, and sales comparison, each of which derived a different value. The results of these two approaches are

                         Sales Comparison         $19,000,000
                         Income Capitalization         $19,300,000

These approaches were then reconciled to a final estimate of value of $19,000,000.

              The income capitalization approach is based upon the premise that a prudent investor would pay no more for the subject property than for another investment with similar risk and return characteristics. The income capitalization approach converts anticipated benefits to be derived from the ownership of property into a value estimate. Anticipated future income and/or reversions are discounted to a present worth figure through the capitalization process. This approach is based on the premise that income producing real estate is typically purchased as an investment, and that from the investor's point of view earning power is the critical element affecting property value. An investor who purchases income producing property is essentially trading present dollars for the right to receive future dollars. This approach focuses on how change affects the value of income producing properties. The income capitalization approach provides a value indication by converting these anticipated future benefits and the various accompanying changes into a current value. This conversion process can be accomplished by either direct or yield capitalization methods. This amount is capitalized at a rate that should reflect the risk to the investor and the amount of income necessary to support debt service or the mortgage requirement. Riggins, Atkins used three rent comparable properties for its analysis using the income capitalization approach.

              The sales comparison approach estimates value based on comparison to prices paid in actual market transactions for similar properties. The primary factors used in finding similar properties were age and quality of the properties, the date of sale and the location. Riggins, Atkins found eight comparable sales in its research and cited to four within its report. The Appraisal report contains additional information on properties which were determined to be comparable. Adjustments were then made for differences in terms of the sale, financing, market conditions, and physical and economic characteristics. This approach is based on the principle of substitution, which implies that a prudent investor will not pay more to buy a property than it would cost to buy a comparable substitute property in a similar location. Using this approach, Riggins, Atkinson opined that an estimated market value would be based on $73.00 a square foot, $16,000 a room and $51,000 a Unit.

Utilizing these techniques, the appraiser concluded
$19,000,000 was the fair value of Pelican Sound. There can be no assurances that Pelican Sound will sell for an amount equal to, or greater than, the appraised amount. Each technique or approach to value has its strengths and weaknesses, depending to a large extent on the type of property being appraised and the quality of available data.

The appraiser's underlying analysis, supporting documents and additional information on each of the two valuation approaches is set forth in the Appraisal report, which is available for inspection and copying upon request. For further information on the sales comparison approach, Limited Partners should review the section of the Appraisal captioned "Sales Comparison Approach." For information on the income capitalization approach, including the estimates and assumptions thereunder, including the discount rate, Limited Partners should review the section of the Appraisal captioned "Income Capitalization Approach."

This value is consistent with the Offerors' estimate of the property as described in the Offer to Purchase.

April 2002 Appraisal of Town Place

Riggins, Atkinson appraised the property at $11,500,000 as of April 8, 2002. In preparing the appraisal, Riggins, Atkinson utilized two basic techniques for estimating market value: income capitalization, and sales comparison, each of which derived a different value. The results of these two approaches are

                         Sales Comparison         $11,500,000
                         Income Capitalization         $11,300,000

These approaches were then reconciled to a final estimate of value of $11,500,000. In calculating its final estimate, Riggins, Atkinson stated that the sales comparison and income capitalization approaches indicate similar value conclusions and are supported by market evidence.

              The income capitalization approach is based upon the premise that a prudent investor would pay no more for the subject property than for another investment with similar risk and return characteristics. The income capitalization approach converts anticipated benefits to be derived from the ownership of property into a value estimate. Anticipated future income and/or reversions are discounted to a present worth figure through the capitalization process. This approach is based on the premise that income producing real estate is typically purchased as an investment, and that from the investor's point of view earning power is the critical element affecting property value. An investor who purchases income producing real estate is essentially trading present dollars for the right to receive future dollars. This approach focuses on how change affects the value of income producing properties. The income capitalization approach provides a value indication by converting these anticipated future benefits and the various accompanying changes into a current value. This conversion process can be accomplished by either direct or yield capitalization methods. This amount is capitalized at a rate that should reflect the risk to the investor and the amount of income necessary to support debt service or the mortgage requirement. Riggins, Atkins used three rent comparable properties for its analysis using the income capitalization approach.

              The sales comparison approach estimates value based on comparison to prices paid in actual market transactions for similar properties. The Appraisal report contains additional information on properties which were determined to be comparable. Riggins, Atkins found eight comparable sales in its search and cited to four within the Appraisal report. Adjustments were then made for differences in terms of the sale, financing, market conditions, and physical and economic characteristics. This approach is based on the principle of substitution, which implies that a prudent investor will not pay more to buy a property than it would cost to buy a comparable substitute property in a similar location. Using this approach, Riggins, Atkins opined that an estimated market value would be based on $57.00 a square foot, $13,500 a room and $48,000 a Unit.

Utilizing these techniques, the appraiser concluded
$11,500,000 was the fair value of Town Place. There can be no assurances that Town Place will sell for an amount equal to, or greater than, the appraised amount. Each technique or approach to value has its strengths and weaknesses, depending to a large extent on the type of property being appraised and the quality of available data.

The appraiser's underlying analysis, supporting documents and additional information on each of the two valuation approaches is set forth in the Appraisal report, which is available for inspection and copying upon request. For further information on the market or sales comparison, Limited Partners should review the section of the Appraisal captioned "Sales Comparison Approach." For information on the income capitalization approach, including the estimates and assumptions thereunder, including the discount rate, Limited Partners should review the section of the Appraisal captioned "Income Capitalization Approach."

The Offerors are not aware of any license or regulatory permit that appears to be material to the Partnership's business that might be adversely affected by their acquisition of Interests as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Offerors' acquisition or ownership of Interests pursuant to the Offer. Except for the Wisconsin filing and exemption request which is pending, should any such approval or other action be required, the Offerors currently contemplate that they would seek such approval or other action.

There is no vote of Limited Partners required in connection with the Offer and there are no appraisal rights available to Limited Partners in connection with the Offer. The General Partner of the Partnership has informed the Offerors that the Partnership has not retained, and does not intend to retain, an unaffiliated representative to act solely on behalf of unaffiliated Limited Partners.

Certain historical financial information regarding the Partnership and certain information regarding its property is incorporated herein by reference to the Partnership's Form 10-KSB for the year ended December 31, 2002 and the Partnership's Form 10-QSB for the quarter ended March 31, 2003. See AThe OfferCMiscellaneous for information on how to obtain a copy of the Form 10-KSB. Our pro forma financial information is included in Appendix A to this Offer.

          5.   NUMBER OF INTERESTS; EXPIRATION DATE; EXTENSION OF THE
          OFFER.

On the terms and subject to the conditions described herein and in the Letter of Acceptance, the Offerors will purchase up to 3,500 Interests that are validly tendered on or prior to the Expiration Date (and not properly withdrawn in accordance with Section 7B Withdrawal Rights) at the Purchase Price. The later of Midnight, Central time, on August 13, 2003, or the latest time and date to which the Offer is extended, is referred to herein as the AExpiration Date. The Offer is not conditioned on any minimum number of Interests being tendered.

If (i) the Offerors increase or decrease the price to be paid for Interests or decreases the number of Interests being sought and
(ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in: AThe OfferCExtensions of Tender Period; Termination; Amendments, the Offer will be extended until the expiration of ten business days from the date of publication of such notice.

The Offerors also expressly reserve the right, in their sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Partnership and Limited Partners and making a public announcement thereof. See AThe OfferCExtension of Tender Period; Termination; Amendments. There can be no assurance, however, that the Offerors will exercise their right to extend the Offer.

For purposes of the Offer, a Abusiness day means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central time.

Copies of this Offer and the Letter of Acceptance are being mailed to Limited Partners by the Offerors.

          6.   PROCEDURE FOR TENDERING INTERESTS.

          A.   Proper Tender of Interests.

To tender Interests validly pursuant to the Offer, a properly completed and duly executed Letter of Acceptance or photocopy thereof, together with any required signature guarantees and any other documents required by the Letter of Acceptance, must be received by the Partnership at the address set forth in the Letter of Acceptance.

Federal backup withholding. To prevent back-up federal income tax withholding equal to 28% of the gross payments made pursuant to the Offer, each tendering Limited Partner must notify the Offeror of such Limited Partner's correct taxpayer identification number and provide certain other information by properly completing the substitute form W-9 included in the letter of Acceptance. Foreign limited partners may be required to submit a properly completed form W-8, certifying non-United States status, in order to avoid backup withholding. In addition, foreign stockholders may be subject to 10% (or lower treaty rate) withholding on gross payments received pursuant to the Offer. For a discussion of certain federal income tax consequences to tendering Limited Partners, see AThe OfferBCertain Federal Income Tax Considerations. Each Limited Partner is urged to consult with his or her own tax adviser.

          B.   Determinations of Validity.

All questions as to the Purchase Price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Interests will be determined by the Offerors, in their sole discretion, and such determination shall be final and binding. The Offerors reserve the absolute right to reject any or all tenders of Interests that it determines are not in proper form or the acceptance for payment of or payment for Interests that may, in the opinion of the Offerors' counsel, be unlawful. The Offerors also reserve the absolute right to waive any defect or irregularity in any tender of Interests. Neither the Offerors nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

          C.   Rule 14E-4.

It is a violation of Rule 14e-4 promulgated under the Exchange
Act for a person to tender Interests for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of Interests tendered and (ii) will cause such Interests to be delivered in accordance with the terms of the Offer. The tender of Interests pursuant to the procedures described above will constitute the tendering Limited Partner's representation and warranty that (i) such Limited Partner has a net long position in the Interests being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Interests complies with Rule 14e-4. The Offerors' acceptance for payment of Interests tendered pursuant to the Offer will constitute a binding agreement between the tendering Limited Partner and the Offerors on the terms and subject to the conditions of the Offer.

          D.   Proration.

This Offer is for 3,500 Interests and upon the terms and subject to the conditions of the Offer, the Offerors will accept for payment (and thereby purchase) up to all Interests tendered by the Expiration Date. The proration period also expires on the Expiration Date.

In the event that more than 3,500 Interests are tendered by the Expiration Date (or such greater amount as allowed), the Offerors will prorate purchases from the Limited Partners (unless the Offerors determine to increase the number of Interests sought in this Offer) as follows:

1. In the event of a proration, the Offerors will first accept all of the tenders from Limited Partners who own fewer than 100 Interests and who tender all of their Interests by the Expiration Date. If this amount is still exceeds the maximum number of Interests to be purchased pursuant to the Offer, the Offerors will prorate purchases based upon the ratio of (a) the number of Interests tendered by each Limited Partner who own fewer than 100 Interests and tendered all of their Interests to (b) the total number of Interests tendered by all Limited Partners who own fewer than 100 Interests and tender all of their Interests. The General Partner will prorate such that every Limited Partner who has prorated Interests will not hold Fractional Interests and will not hold fewer than three (3) Interests, two (2) in the case of an IRA.

2. If the above category of tendering Limited Partners has been fully satisfied and if there are funds to purchase other Interests tendered, the Partnership will do so. This second category will consist of those (i) Limited Partners who own 100 Interests or more and (ii) Limited Partners who own fewer than 100 Interests and who tendered some, but not all of their Interests.
If necessary, the Partnership will prorate tenders based upon the ratio of the number of Interests tendered by each Limited Partner in this second category to the total number of Interests tendered in this second category, provided that the Partnership may round the prorated amount such that a Limited Partner who tenders Interests does not hold any Fractional Interest and must hold at least three (3) Interests, two (2) in the case of an IRA. If a Limited Partner decides to tender some, but not all, Interests, such Limited Partner must tender an amount such that the Limited Partner does not hold Fractional Interests and holds at least three
(3) Interests, two (2) in the case of an IRA. See AThe OfferCProcedure for Tendering Interests.

If the Offerors increase the price to be paid for Interests, or the Offerors increase the number of Interests being bought and any such increase in the number of Interests being bought exceeds 2% of the outstanding Interests, or the Offerors decrease the number of Interests being bought, and the Offer is scheduled to expire fewer than ten business days from and including the date that notice of such increase or decrease is first published, sent or given to Limited Partners, then the Offer will be extended for ten business days from and including the date of such notice. For purposes of the Offer, a Abusiness day means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through Midnight, Central Time. If the Offerors obtain financing, it will prepare and disseminate supplemental material and, if necessary, may extend the Expiration Date.

          E.   Procedures for Tendering Interests.

In order for a tendering Limited Partner to participate in this Offer, Interests must be validly tendered on or prior to the Expiration Date, and not withdrawn. A valid tender requires that a properly completed and duly executed Letter of Acceptance and duly executed signature pages for any other documents required by the Letter of Acceptance be actually received by the Offerors on or prior to the Expiration Date. A Limited Partner may tender all or any portion of its Interests, including Fractional Interests, provided the Limited Partner must tender any Fractional Interests and may not hold fewer than three (3) Interests, two (2) in the case of an IRA, after the tender. All Interests of the Partnership have been issued in book entry form, which means that there are no certificates for the Interests. The Offerors expect to forward cash to the Limited Partners who tender Interests within 5 days of the Expiration Date. It is a violation of Section 10(b) of the Exchange Act and Rule 10b-4 promulgated thereunder, for a person to tender Interests for such person's own account unless the person so tendering owns such Interests. Section 10(b) and Rule 10b-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The acceptance of Interests by the Offerors for payment will constitute a binding agreement between the tendering Limited Partner and the Offerors upon the terms and subject to the conditions of the Offer, including the tendering Limited Partner's representation that (1) such Limited Partner owns the Interests being tendered within the meaning of Rule 10b-4 promulgated under the Exchange Act and (2) the tender of such Interests complies with Rule 10b-4.

The Letter of Acceptance must be signed by the registered holder of the Interests, exactly as the name appears on the register of the Partnership, and payment will be made directly to that holder at the address indicated on the register.

The method of delivery of the letter of acceptance and all other required documents is solely at the option and risk of the tendering Limited Partner, and delivery will be deemed made only when actually received by the Offerors. Overnight courier service or registered mail is recommended.

          F.   Signature Guarantees and Method of Delivery.

No signature guarantee is required on the Letter of Acceptance if the Letter of Acceptance is signed by the registered holder of the Interests tendered therewith and payment is to be made directly to such registered holder, or if Interests are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States (each such entity being hereinafter referred to as an AEligible Institution). In all other cases, all signatures on the Letter of Acceptance must be guaranteed by an appropriate institution. See Instruction to the Letter of Acceptance.

If payment is requested to be made to a person or persons other than those in whose name or address the Interests stand on the Partnership's books, the signature of the Interest owner or owners on the Letter of Acceptance must be guaranteed by a federal or state chartered bank or savings and loan institution or by a broker-dealer that is a member of the New York Stock Exchange.

To prevent back-up federal income tax withholding equal to 31% of the gross payments made pursuant to the Offer, each Limited Partner who does not otherwise establish an exemption from such withholding must notify the Offerors of such Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing the Substitute Form W-9 included in the Letter of Acceptance. Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners who are subject to the different requests.

All questions as to the number of Interests to be accepted and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Interests will be determined by the Offerors, in its sole discretion, which determination shall be final and binding on all parties. The Offerors reserve the absolute right to reject any and all tenders it determines not to be in proper form or the acceptance of payment for which may, in the opinion of the Partnership's counsel, be unlawful. The Offerors also reserve the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Interest. No tender of Interests will be deemed to be properly made until all defects and irregularities have been cured or waived. The Offerors are not and will not be obligated to give notice of any defects or irregularities in tenders, and will not incur any liability for failure to give such notice.

          7.   WITHDRAWAL RIGHTS.

Tenders of Interests made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Additionally, tenders may be withdrawn at any time within 7 days of your tender pursuant to the requirements of Wisconsin law. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 13, 2003, unless theretofore accepted for payment as provided in this Offer. If the Offerors extend the period of time during which the Offer is open, is delayed in accepting for payment or paying for Interests or is unable to accept for payment or pay for Interests pursuant to the Offer for any reason, then, without prejudice to the Offerors' rights under the Offer, the Offerors may retain all Interests tendered, and such Interests may not be withdrawn except as otherwise provided in this Section 7, subject to Rule 14e-1(c) under the Exchange Act, which provides that the person making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer. Pursuant to SEC regulations, you may also withdraw your tendered Interests, if your Interests have not been accepted for payment by the fortieth business day after the commencement of the Offer.

To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Offerors at their address set forth in the Letter of Acceptance and must specify the name of the person who tendered the Interests to be withdrawn and the number of Interests to be withdrawn. Withdrawals may not be rescinded, and Interests withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Interests may be retendered by again following the procedures described in AThe OfferCProcedures for Tendering Interests at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offerors, in their sole discretion, which determination shall be final and binding. Neither of the Offerors nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

8.   PAYMENT OF PURCHASE PRICE.

On the terms and subject to the conditions of the Offer
(including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offerors will accept for payment, and will pay for, Interests validly tendered and not withdrawn in accordance with the Offer, as promptly as practicable following the Expiration Date. Limited Partners can expect to receive payment within one or two days of the Expiration Date. In all cases, payment for Interests purchased pursuant to the Offer will be made only after timely receipt by the Offerors of a properly completed and duly executed Letter of Acceptance and any other documents required by the Letter of Acceptance.

For purposes of the Offer, Mr. Keierleber shall be deemed to have accepted for payment (and thereby purchased) tendered Interests when, as and if the Offerors give oral or written notice to the Partnership of Mr. Keierleber's acceptance for payment of such Interests by Mr. Keierleber pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for Interests purchased pursuant to the Offer will in all cases be made by his deposit of the $910.00 Purchase Price with the Partnership, which will act as agent for the tendering Limited Partners for the purpose of receiving payment from the Offerors and transmitting payment to tendering Limited Partners. Under no circumstances will interest be paid on the Purchase Price by reason of any delay in making such payment.

If any tendered Interests are not accepted for payment pursuant to the terms and conditions of the Offer, the Letter of Acceptance with respect to such Interests not purchased will be destroyed by the Offerors. If, for any reason whatsoever, acceptance for payment of, or payment for, any Interests tendered pursuant to the Offer is delayed or the Offerors are unable to accept for payment, purchase or pay for Interests tendered pursuant to the Offer, then, without prejudice to the Offerors' rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Offerors may retain tendered Interests, subject to any limitations of applicable law, and such Interests may not be withdrawn, except to the extent that the tendering Limited Partners are entitled to withdrawal rights as described in the Offer.

If, prior to the Expiration Date, the Offerors increase the Purchase Price offered to Limited Partners pursuant to the Offer, the Offerors will pay the increased Purchase Price for all Interests accepted for payment pursuant to the Offer, whether or not such Interests were tendered prior to the increase.

The Offerors reserve the right to transfer or assign, at any time and from time to time, in whole or in part, to one or more affiliates, the right to purchase Interests tendered pursuant to the Offer, but no such transfer or assignment will relieve the Offerors of their obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payments for Interests validly tendered and accepted for payment pursuant to the Offer.

          9.   CERTAIN CONDITIONS OF THE OFFER.

Notwithstanding any other provisions of the Offer, the Offerors will not be required to accept for payment or pay for any Interests tendered, and may terminate or amend the Offer or may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Interests) the acceptance for payment or payment for Interests tendered, if at the Expiration Date, as it may be extended, any of the following events shall have occurred (or shall have been determined by the Offerors in their reasonable judgment to have occurred) regardless of the circumstances giving rise thereto (including any action or omission to act by the Offerors):

(a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges or seeks to challenge the acquisition of Interests pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the reasonable judgment of the Offerors, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Partnership, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the contemplated benefits of the Offer to the Offerors;

(b) there shall have been any action threatened, pending or taken, or approval withheld, withdrawn or abrogated or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership, by any legislative body, court, authority, agency or tribunal which would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Interests illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Offerors, or render the Offerors unable, to accept for payment or pay for some or all of the Interests, (iii) impose or seek to impose limitations on the ability of the Offerors to acquire or hold or exercise full rights of ownership of the Interests, (iv) materially impair the contemplated benefits of the Offer to the Offerors or (v) materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership;

(c) except for Mr. Keierleber and his affiliates, it shall have been publicly disclosed or the Offerors shall have learned that any person or Agroup (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Interests;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Partnership's business, condition (financial or other), income, operations or prospects, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Offerors' reasonable judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Offerors' reasonable judgment, a material acceleration or worsening thereof; or

(e)  there shall have occurred any decline in the S&P
Composite 500 Stock Index by an amount in excess of 15% measured from the close of business on July 15, 2003; and, in the reasonable judgment of the Offerors, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment.

Any of the foregoing conditions may be waived by the Offerors, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by the Offerors at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offerors concerning the events described above will be final and binding on all parties.

          10.  PRICE RANGE OF INTERESTS; DISTRIBUTIONS; TRADING VOLUME.

The Interests are not listed on any national securities exchange or quoted in the over-the-counter market, and there is no established public trading market for the Interests. Secondary sales activity for the Interests has been extremely limited and sporadic. The Partnership monitors transfers of the Interests because the admission of the transferee as a substitute limited partner requires the consent of the General Partner under the Partnership Agreement. However, neither the Partnership nor Mr. Keierleber has information regarding the prices at which all secondary sales transactions in the Interests have been effectuated. Various organizations offer and sell limited partnership interests (such as the Interests) in secondary sales transactions. Various publications such as The Partnership Spectrum summarize and report information (on a monthly, bimonthly or less frequent basis) regarding secondary sales transactions in limited partnership interests (including the Interests), including the prices at which such secondary sales transactions are effectuated.

The Offerors have been informed that the Partnership estimates, based solely on the transfer records of the Partnership, that the number of Interests transferred in sales transactions
(i.e., excluding transactions believed to be between related parties, family members or the same beneficial owner) has been as set forth in Appendix B.

The Offerors are not aware of the prices paid in these transactions except as set forth in Appendix B hereto.

The Partnership has paid distributions with respect to the Interests as described below. No public offering of Interests has been made since 1987 by the Offerors.

During the last two years, quarterly cash distributions to Limited Partners were declared at the rate of 5% per annum on the original capital investment of $1,000.00 per Interest through the second quarter of 2002. Quarterly cash distributions were suspended during the third quarter of 2002, and have not been resumed. Cash distributions declared to the Limited Partners for the two year period ended June 30, 2003 were made as follows:


                           Amount Distributed

                          Period Ended

                           Date Paid

                             Total

                          Per Interest

                         June 30, 2001

                         July 20, 2001

                                                    $167,466.00

                                                         $12.50

                                                  September 30,
                                                           2001

                                               October 18, 2001

                                                    $167,466.00

                                                         $12.50



                                                   December 31,
                                                           2001

                                               January 18, 2002

                                                    $167,466.00

                                                         $12.50



                                                 March 31, 2002

                                                 April 18, 2002

                                                    $167,770.00

                                                         $12.50



                                                  June 30, 2002

                                                  July 19, 2002

                                                    $128,269.00

                                                         $12.50



                                                  September 30,
                                                           2002

                                                            N/A

                                                          $0.00

                                                          $0.00



                                                   December 31,
                                                           2002

                                                            N/A

                                                          $0.00

                                                          $0.00



                                                 March 31, 2003

                                                            N/A

                                                          $0.00

                                                          $0.00



                                                  June 30, 2003

                                                            N/A

                                                          $0.00

                                                          $0.00


  It is not anticipated that cash distributions will be resumed during 2003.

   The Partnership Agreement provides that the Partnership will make quarterly distributions to all partners of Cash Available for Distribution as defined in the Partnership Agreement whereby 99% of all distributable cash, as defined in the Partnership Agreement, will be distributed to the Limited Partners and 1% to the General
 Partner.  The cash actually distributed by the Partnership has exceeded this requirement.

   The actual amount and frequency of future cash distributions will depend upon future cash flows generated by operations, capital requirements, debt service requirements, financial condition, and working capital requirements.

11.      CERTAIN INFORMATION CONCERNING THE OFFERORS.

      Mr. Jeffrey Keierleber (age 50) is a licensed real estate broker and securities agent and manages real estate. He is the sole Director of the corporate general partner for various limited partnerships and serves as a co-general partner in the public limited partnerships sponsored by affiliates of Decade Companies, and he is a general partner in all of the non-public limited partnerships sponsored by affiliates of Decade Companies. Mr.
Keierleber is a shareholder, officer, and director of a number of privately held and affiliated corporations, often with a focus in real estate or related services. Mr. Keierleber's business address and telephone number are: N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188, (262) 522-8990. Mr. Keierleber is a
                        citizen of the United States.  See AThe
OfferCIntroductionCBackground and AThe OfferCIntroductionCInterests
     of Certain Persons in the Offer for additional information regarding Mr. Keierleber.

  Decade Companies Income PropertiesCA Limited Partnership (the APartnership) is a limited partnership formed in 1985 under the Uniform Limited Partnership Act of the State of Wisconsin. The address and telephone number of the Partnership are: N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188, (262) 522-8990. Since December 1986, the Partnership has been engaged in the business of investing in, operating and making loans on residential apartment projects and office buildings.  For more information about the business of the Partnership, see AThe OfferC
                                                  Introduction.

        The Partnership's General Partner is Decade CompaniesCA General Partnership (ADecade Companies) (of which Mr. Keierleber and Decade 80, Inc. (ADecade 80) are the current general partners).
     The principal offices of Decade Companies is at N19 W24130 Riverwood Dr., Suite 100, Waukesha, Wisconsin 53188, telephone
(262) 522-8990. Decade Companies is engaged in the business of serving as a general partner. Decade 80 is a corporation organized under the laws of the State of Wisconsin. Mr. Keierleber is the sole shareholder of Decade 80.  Decade 80 is engaged in the business of serving as a general partner.

    During the past five years, the Offerors, Decade Companies, Decade 80, Michael G. Sweet and Steven Cooper have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

12.                       SOURCE AND AMOUNT OF FUNDS.

A.                                   Source of Funds.

   Assuming that the Offerors purchase 3,500 Interests pursuant to the Offer at the Purchase Price, the total amount required by the Offerors to purchase such Interests will be approximately
            $3,185,000, exclusive of fees and other expenses.

   The amount of funds required for the Partnership to purchase
   100 Interests pursuant to the Offer at the Purchase Price of $910.00 per Interest is $91,000. In addition, the Partnership will pay all fees and expenses of the Offer, estimated to be up to
                                                       $63,000.

  In the event that more than 100 Interests are tendered by the Expiration Date, Jeffrey Keierleber, will purchase up to 3,400
     Interests (approximately 33.1% of the remaining 10,261.510 outstanding Interests) at the Purchase Price of $910.00 per
Interest using his available personal funds. The amount of funds required to purchase 3,400 Interests is $3,094,000. To the extent that Jeffrey Keierleber purchases Interests, a Limited Partner's retained Interests will not receive a proportionate increase in their percentage share of profits, losses, and distributions.

    In the event that more than 3,500 Interests are tendered by the Expiration Date, the Offerors will determine whether to increase the number of Interests to be purchased in this Offer, in order to accommodate all Limited Partners who desire to tender their Interests in this Offer.

 Repurchase of additional Interests by the Partnership, if any, would need to be funded by Partnership borrowing. The Partnership will evaluate its ability to borrow additional funds on terms deemed acceptable by the General Partner to enable the Partnership to purchase additional Interests.

B.                                        Conditions.

       There are no material conditions to the proposed loan of $154,000 to the Partnership from an affiliate of the General
                                                       Partner.

C.                                          Expenses.

         The expenses incurred, or estimated to be incurred, in connection with the Offer are set forth below. The Partnership will be responsible for paying all such expenses.

           Printing and Mailing Fees.......................  $
                                                          7,000
Filing Fees and Expenses........................
                     4,000
          Legal and Accounting.............................
                                                         30,000
            Administrative Costs...............................
                                                         12,000
Valuation and Fairness Opinion..............         10,000

                                                      ---------
       Total........................................
       $                                                 63,000
                    '====


          D.   Borrowed Funds.

The Partnership will borrow all of the funds from an affiliate required for the purpose of completing its purchase of 100 Interests pursuant to the Offer at the Purchase Price of $910.00 per Interest ($91,000) and to pay all fees and expenses of the Offer, estimated to be up to $63,000.

The Partnership has sought and received an unwritten, but binding, commitment for financing from an affiliate of the General Partners. A Form of the Demand Promissory Note in the amount of $154,000 is attached herewith as Appendix C. The $154,000 loan will be due and payable upon demand. The loan will be unsecured. The stated and effective fixed interest rate will be set on the date of the loan at two percentage points over the prime lending rate published in the Wall Street Journal. The current prime rate is 4.25% per annum, which would result in a loan rate of 6.25% per annum. There are no other material terms or conditions of the loan.

The Partnership plans to repay the loan from cash generated by future operations.

The Partnership has not sought or received any other commitment for financing the purchase of additional Interests in excess of the 100 Interests that it seeks in this Offer, and there can be no assurance that such financing could be arranged on terms deemed satisfactory to the Partnership. The actual amount of any funds borrowed would depend upon the results of this Offer, the interest rate of the borrowing, the term of the loan, loan amortization, and costs incurred to obtain such loan. There can be no assurances that the Partnership could obtain such financing on acceptable terms.

          13. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS; TRANSACTIONS AND AGREEMENTS CONCERNING THE INTERESTS.

Except as disclosed in the audited financial statements and permitted by the Partnership Agreement, Mr. Keierleber has not been a party to any contract, transaction or negotiation since April 1, 2001 with the Partnership where the aggregate amount of such transaction was more than $60,000. As is disclosed on the Partnership's most recent annual report filed with the SEC, the Partnership is a party to a Management Consulting Agreement and a Property management Agreement with the General Partner and affiliates of Mr. Keierleber. Except as disclosed herein in connection with the Offer, Mr. Keierleber has not been a party to any contacts, negotiations or transactions with the Partnership concerning a merger, consolidation or acquisition of the Partnership, a tender offer or acquisition of securities of the Partnership, an election of a new general partner of the Partnership, or a sale or other transfer of a material amount of assets of the Partnership.

Additionally, except with respect to the Partnership
Agreement, the Offerors are not a party to any contract, arrangement, understanding or relationship, directly or indirectly, with any other person with respect to any securities of the Partnership, has not been a party to any contract, transaction or negotiation with any person with respect to the Interests, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Interests, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations and is not aware of any contacts or negotiations between the Partnership and any of its affiliates, or between the Partnership (including its affiliates) and any person not affiliated with the Partnership concerning a merger, consolidation or acquisition of the Partnership; a tender offer or acquisition of securities of the Partnership, an election of a new general partner of the Partnership, or a sale or other transfer of a material amount of assets of the Partnership.

Appendix B hereto sets forth the number of Interests purchased by Mr. Keierleber and the Partnership since January 1, 2001, the range of prices paid for such Interests and the average purchase price paid for each quarterly period since January 1, 2001. Exhibit B also sets forth the transactions occurring in the past 60 days involving the sale or purchase of any Interests by Mr. Keierleber, the Partnership or their affiliates. The Partnership has waived its right under the Partnership Agreement to purchase any Interests purchased by Mr. Keierleber.

          14.  OWNERSHIP OF INTERESTS.

Jeffrey L. Keierleber currently beneficially owns 6,694.317 Interests, representing approximately 65% of the total outstanding Interests as of July 15, 2003. Except as disclosed in this Offer including Appendix B, neither the Partnership, Mr. Keierleber nor any person affiliated with either the Partnership or Mr. Keierleber has engaged in any transactions with respect to the Interests within the 60 days immediately preceding the date of the Offer.

As of July 15, 2003, the following individuals beneficially owned the following number of outstanding Interests:


Owner

Number of
Interests

% of Total Outstanding
Interests

Mr. Jeffrey L.
Keierleber

6,694.317

        65.237%

Mr. Michael G. Sweet

                         8.050

         0.001%

Mr. Steven Cooper

                         0.000

         0.000%

Decade Companies

                         0.000

         0.000%


Decade 80

                         0.000

         0.000%


          15.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.

The Offerors expressly reserve the right, in their sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Limited Partners. There can be no assurance, however, that the Offerors will exercise their right to extend the Offer. During any such extension, all Interests previously tendered will remain subject to the Offer, except to the extent that such Interests may be withdrawn as set forth herein. The Offerors also expressly reserve the right, in their sole discretion, (i) to terminate the Offer and not accept for payment any Interests not theretofore accepted for payment or, subject to Rule 14e-1(c) under the Exchange Act, which requires the Offerors either to pay the consideration offered or to return the Interests tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Interests upon the occurrence of any of the conditions specified in Section 9 AThe OfferBCertain Conditions of the Offer hereof by giving oral or written notice of such termination to the Partnership and Limited Partners and making a public announcement thereof and (ii) at any time or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Offerors may choose to make public announcement of any termination or amendment, the Offerors shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Offerors shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Central Time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to Limited Partners in this Offer or in documents furnished subsequent thereto will be disseminated to Limited Partners in compliance with Rule 14d-6(d) promulgated under the Exchange Act.

If the Offerors materially change the terms of the Offer or the information concerning the Offer, or if they waive a material condition of the Offer, the Offerors will extend the Offer to the extent required by Rules 14d-6(d) and Rule 14e-1(a) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time the Offerors publish, send or give to holders of Interests a notice that it will
(a) increase or decrease the price it will pay for Interests or (b) decrease the number of Interests it seeks.

          16.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

               A. Solicitations or Recommendations. In connection with the Offer, the Partnership will utilize the services of Michael Sweet, the Partnership Manager, and certain other secretarial, clerical, and accounting employees of the General Partner, Decade Companies, or its affiliates. All of such persons will receive compensation from the General Partner, or its affiliates, in connection with their services rendered to the Partnership in connection with the Offer. The actual cost of such compensation includes wages, and estimates of the costs of health care expenses, payroll taxes, unemployment taxes, worker's compensation insurance, 401(k) profit sharing plans, and other fringe benefits and overhead items. The General Partner and/or its affiliates will be reimbursed by the Partnership for the time devoted by such persons, at the actual cost. No such person is authorized to make a recommendation to any Limited Partner as to whether to tender or refrain from tendering Interests.

               The Partnership has not directly or indirectly employed, retained, or compensated any broker, dealer, commercial bank, trust company or any other unaffiliated person to make solicitations or recommendations in connection with the Offer. No such broker, dealer, commercial bank, trust company, or any other unaffiliated person has been authorized to act as the Partnership's agent for purposes of this Offer.

               B.   Employees and Partnership Assets.

               The Partnership does not directly employ any individuals. In order to effectively manage the personnel function of managing the Partnership and operating its real estate investments, and to control the costs of compensation, the persons who work for the Partnership (and its real estate investments) are employed by the General Partner or its affiliates.

               All expenses incurred in connection with the Offer, will be billed directly to the Partnership to the extent practicable and paid by the Partnership. Such expenses include legal fees, accounting fees, printing costs, and computer services. In addition, the Partnership will reimburse the General Partner for the actual costs incurred by the General Partner in connection with the Offer including goods, materials, communications expenses, computer expenses, customary handling and mailing expenses, and other related operational and administrative expenses incurred in connection with the Offer. Excluded from the allowable reimbursement shall be (i) rent or depreciation, utilities, capital equipment, or other administrative items; and (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to Mr. Keierleber, the controlling person of the General Partner.

               Mr. Keierleber will use funds from existing cash to repurchase Interests. The Partnership will borrow all of the Funds required for the purpose of completing its purchase of 100 Interests pursuant to the Offer.

          17.  MISCELLANEOUS.

The Partnership is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission relating to its business, financial condition and other matters. The Partnership and Mr. Keierleber have independently filed a Rule 13e-3 Transaction Statement and a Tender Offer Statement on Schedule TO with the Commission, which includes certain additional information relating to the Offer. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at 233 Broadway, New York, New York 10279, and 175 W. Jackson Blvd., Suite 900, Chicago, Illinois 60604. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov. The Offeror's Schedule TO may not be available at the Commission's regional offices.

The Offer is being made to all Limited Partners. The Offerors are not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If the Offerors become aware of any valid state statute prohibiting the making of the Offer, the Offerors will make a good faith effort to comply with such statute. If, after such good faith effort, the Offerors cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Interests in such state.

                    July 15, 2003

/s/ JEFFREY L. KEIERLEBER
JEFFREY L. KEIERLEBER
DECADE COMPANIES INCOME PROPERTIES

				Appendix A

                 INDEX TO PRO FORMA FINANCIAL INFORMATION


                                                          Annex

Pro forma balance sheet as of December 31, 2002 (unaudited). . . . . . .A-1

Pro forma balance sheet as of March 31, 2003 (unaudited) . . . . . . . .A-2

Pro forma statement of income, earnings per Interest, and ratio of earnings to
fixed charges for the year ended December 31, 2002 (unaudited)
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-3

Pro forma statement of income, earnings per Interest, and ratio of earnings to
fixed charges for the three months ended March 31, 2003
(unaudited). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-4

Pro forma book value per Interest as of December 31, 2002
(unaudited). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-5

                                                      Annex A-1


   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
               Pro Forma Condensed Balance Sheet
                       December 31, 2002
                          (Unaudited)



The foregoing unaudited Pro Forma Condensed Balance Sheet gives effect to certain assumptions, including the purchase of 100 Interests at $910.00 per Interest pursuant to the Offer, financed by a new unsecured demand loan from an affiliate in the amount of $154,000 . The Pro Forma Condensed Balance Sheet gives effect to the transaction as if it had occurred on December 31, 2002.

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of December 31, 2002. The pro forma presentation shows the possible scope of the change in the historical financial position caused by the transaction.


                     PRO FORMA ADJUSTMENTS

                           Historical

                            Purchase
                               of
                           Interests


                           Pro Forma



                             Assets


                                      Net book value of rental
                                                       property

        $24,754,870

                               0

       $24,754,870



Current assets

            258,709

                               0

           258,709



Investment in unconsolidated
affiliate

          4,342,642

                               0

         4,342,642



Other assets

            618,567

                                0


           618,567



Total Assets

        $29,974,788

                                0


       $29,974,788


                                      Liabilities and Partners'
                                                        Capital



                                            Current Liabilities



                                    Demand note payable
                                           to affiliate

                               $0

                           $154,000

      $   154,000



        Other current
        liabilities

          1,501,331

                                0


        1,501,331



       Total current
       liabilities

          1,501,331

                            154,000

        1,655,331



     Long-term liabilities



                                             Payables to
                                              affiliates

          1,422,224

                               0

        1,422,224



       Mortgage notes
       payable

         26,506,247

                                0


        26,506,247



        Total long-term
        liabilities

         27,928,471

                                0


       27,928,471



       Total liabilities

         29,429,802

                                0


       29,583,802



Partners' Capital



                                         General Partner

           (21,271)



          (21,271)



        Limited Partners

            566,257

                           (154,000)

           412,257



        Total Partners'
        Capital

            544,986

                           (154,000)

           390,986



Total Liabilities and
Partners' Capital

        $29,974,788

                                 0


       $29,974,788



                 See notes to Pro Forma Condensed Balance Sheet
  DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
           Notes to Pro Forma Condensed Balance Sheet
                       December 31, 2002
                          (Unaudited)

The following notes describe the assumptions underlying the Pro
Forma Condensed Balance Sheet.

The unaudited Pro Forma Condensed Balance Sheet was prepared to illustrate the estimated effects of the Offer as if the transaction had occurred on December 31, 2002.

The unaudited Pro Forma Condensed Balance Sheet does not purport to represent what the Partnership's financial position would actually have been if the Offer in fact had occurred at December 31, 2002, nor does it purport to project the Partnership's financial position for any future date.

The unaudited Pro Forma Condensed Balance Sheet should be read in conjunction with the audited financial statements as of December
31, 2002 and for the year then ended and the related notes thereto included in our 2002 annual report on Form 10-KSB.

     A. The historical Balance Sheet is based on the audited balance sheet as of December 31, 2002.

     B. Adjustments to the Pro Forma Condensed Balance Sheet give effect to certain assumptions, including: (a) the purchase by the Partnership of 100 Interests at the Offer Price of $910.00 per Interest pursuant to the Offer; and (b) an unsecured demand loan from an affiliate in the amount of $154,000.
     Under these assumptions, the aggregate redemption would amount to $91,000. It is assumed that the cost of the Offer will be $63,000. The Pro Forma Balance Sheet gives effect to the transaction as if it had occurred on the balance sheet date.

     C. The actual financial position which would have been achieved during the pro forma period had the transaction occurred on the assumed date may have varied from the Pro Forma Financial Statements, and the variations may have been material.

                                                           Annex A-2


   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
               Pro Forma Condensed Balance Sheet
                         March 31, 2003
                          (Unaudited)



The foregoing unaudited Pro Forma Condensed Balance Sheet gives effect to certain assumptions, including the purchase of 100 Interests at $910.00 per Interest pursuant to the Offer, financed by a new loan in the amount of $154,000 . The Pro Forma Condensed Balance Sheet gives effect to the transaction as if it had occurred on March 31, 2003.

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of March 31, 2003. The pro forma presentation shows the possible scope of the change in the historical financial position caused by the transaction.


                    PRO FORMA ADJUSTMENTS


                           Historical

                            Purchase
                               of
                           Interests


                           Pro Forma



                             Assets



                                       Net book value of rental
                                                       property

        $24,529,234

                               0

       $24,529,234



Current assets

            189,347

                               0

           189,347



Investment in unconsolidated
affiliate

          4,366,106

                               0

         4,366,106



Other assets

            589,023

                                0


           589,023



Total Assets

         29,673,710

                                0


       $29,673,710



                                      Liabilities and Partners'
                                                        Capital


                                            Current Liabilities


                                    Demand note payable
                                           to affiliate

                               $0

                           $154,000

      $   154,000



        Other current
        liabilities

          1,458,403

                                0


        1,458,403



       Total current
       liabilities

          1,458,403

                            154,000

        1,612,403



     Long-term liabilities


                                             Payables to
                                              affiliates

          1,432,698

                               0

        1,432,698



       Mortgage notes
       payable

         26,282,484

                                0


        26,282,484



        Total long-term
        liabilities

         27,715,182

                                0


       27,715,182



       Total liabilities

         29,173,585

                            154,000

       29,327,585



Partners' Capital



                                         General Partner

           (21,720)

                               0

          (21,720)



        Limited Partners

            521,845

                           (154,000)

           367,845



        Total Partners'
        Capital

            500,125

                           (154,000)

           346,125



Total Liabilities and
Partners' Capital

        $29,673,710

                                 0


       $29,673,710


                 See notes to Pro Forma Condensed Balance Sheet

        DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
           Notes to Pro Forma Condensed Balance Sheet
                         March 31, 2003
                          (Unaudited)

The following notes describe the assumptions underlying the Pro
Forma Condensed Balance Sheet.

The unaudited Pro Forma Condensed Balance Sheet was prepared to illustrate the estimated effects of the Offer as if the transaction had occurred on March 31, 2003.

The unaudited Pro Forma Condensed Balance Sheet does not purport to represent what the Partnership's financial position would actually have been if the Offer in fact had occurred at March 31, 2003, nor does it purport to project the Partnership's financial position for any future date.

The unaudited Pro Forma Condensed Balance Sheet should be read in conjunction with the unaudited financial statements as of March 31, 2003 and for the three month period then ended and the related notes thereto included in our March 31, 2003 quarterly report on Form 10-QSB.

     A. The historical Balance Sheet is based on the unaudited balance sheet as of March 31, 2003.

     B. Adjustments to the Pro Forma Condensed Balance Sheet give effect to certain assumptions, including: (a) the purchase by the Partnership of 100 Interests at the Offer Price of $910.00 per Interest pursuant to the Offer; and (b) an unsecured demand loan from an affiliate in the amount of $154,000.
     Under these assumptions, the aggregate redemption would amount to $91,000. It is assumed that the cost of the Offer will be $63,000. The Pro Forma Balance Sheet gives effect to the transaction as if it had occurred on the balance sheet date.

     C. The actual financial position which would have been achieved during the pro forma period had the transaction occurred on the assumed date may have varied from the Pro Forma Financial Statements, and the variations may have been material.

                                                           Annex A-3

   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
   Pro Forma Condensed Statements of Operations, Earnings Per
        Interest, and Ratio of Earnings to Fixed Charges
              For The Year Ended December 31, 2002
                          (Unaudited)

The following unaudited Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges give effect to certain assumptions, including the purchase by the Partnership of 100 Interests tendered by the Limited Partners at the Offer Price of $910.00 per Interest, pursuant to the Offer, financed by a new unsecured demand loan from an affiliate in the amount of $154,000. The Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges give effect to the transaction as if it had occurred at the beginning of the period presented (January 1, 2002).

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of January 1, 2002. The pro forma presentation shows possible scope of the change in the historical results of operations caused by the transaction.

PRO FORMA

HISTORIC
AL
ADJUSTMENT
S
PRO
FORMA


Operating Revenue
       $5,283,611
0
       $5,283,611


Operating Expenses (excluding
interest)
      (4,045,015)
     0


(4,045,0
15)


Net income from investment
property
        1,238,596
0
        1,238,596


Interest income
           25,746
0
           25,746


Administrative expenses
        (352,857)
0
(352,
857)


Equity in earnings of
unconsolidated affiliate
          120,606
     0

          120,606


Net income before interest
expense
        1,032,091
0
        1,032,091


Interest expense and debt
amortization
      (1,953,445)
    (9,625)

(1,963,0
70)


Net income (loss) from
continuing operations
        (921,354)
          (9,625)
(930,
979)


Discontinued Operations, net
        8,360,385
0
        8,360,385


Net Income
       $7,439,031
         $(9,625)
       $7,429,406


      PRO FORMA EARNINGS PER INTEREST

Net income attributable to the
Limited Partners (99%)
       $7,364,641
         $(9,529)
       $7,355,112


Net income (loss) per Limited
Partner
Interest
     $     648.10

     $     653.01


Weighted Average Interests
Outstanding
        11,363.48
            (100)
        11,263.48


PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES


Earnings (loss) before interest
expenses
       $1,032,091
0
       $1,032,091


Fixed charges
       $1,953,445
            9,625
       $1,963,070


Ratio of earnings to fixed
charges
            $0.53

            $0.53


The above ratio (fixed charge ratio) compares earnings before interest expense to interest expense. It indicates how many times interest charges have been earned by the Partnership.

See Notes to Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges.

   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
Notes to Pro Forma Condensed Statements of Operations, Earnings
      Per Interest, and Ratio of Earnings to Fixed Charges
        For the Year ended December 31, 2002 (unaudited)

The following notes describe the assumptions underlying the Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges. The unaudited Pro Forma Condensed Statements of Operations, Earnings Per Interest, and Ratio of Earnings to Fixed Charges should be read in conjunction with the audited financial statements as of December 31, 2002 and for the year ended and the related notes thereto included in our 2002 annual report on Form 10-KSB.

The pro forma financial information provided herein was prepared to provide Limited Partners with information about the continuing impact of the Partnership's Offer by showing how the transaction might have affected historical financial statements if the transaction had been consummated at an earlier time. The pro forma statements are intended to assist Limited Partners in analyzing the future prospects of the Partnership because they illustrate the possible scope of the change in the Partnership's historical financial position and results of operations caused by the Offer.

The unaudited Pro Forma Condensed Statements of Operations,
Earnings Per Interest and Ratio of Earnings to Fixed Charges were prepared to illustrate the estimated effects of the Offer as if the transaction had occurred on January 1, 2002.

The unaudited Pro Forma Condensed Statements of Operations, Earnings Per Interest and Ratio of Earnings to Fixed Charges do not purport to represent what the Partnership's results of operations, earnings per Interest, or ratio of earnings to fixed charges, would actually have been if the Offer in fact had occurred on January 1, 2002, or to project the Partnership's results of operations for any period.

     A. The historical Condensed Statement of Operations is based on the audited financial statements as of and for the year ended December 31, 2002.

     B. Adjustments to the Pro Forma Condensed Statements of Operations, Earnings Per Interest, and Ratio of Earnings to Fixed Charges give effect to certain assumptions, including:
     (a) the purchase by the Partnership of 100 Interests at the Offer Price of $910.00 per Interest pursuant to the Offer; and
     (b) an unsecured demand loan of $154,000 from an affiliate bearing interest at 6.25% per annum. Under these assumptions, the aggregate redemption would amount to $91,000 and the annual interest expense in the new demand loan would be $9,625. The Pro Forma Condensed Statements of Operations, Earnings Per Interest, and Ratio of Earnings to Fixed Charges give effect to the transaction as if it had occurred at the beginning of the period presented (January 1, 2002).

     C. The actual results which would have been achieved during the pro forma period had the transactions occurred on the assumed date may have varied from the Pro Forma Financial Statements, and the variations may have been material.

							 Annex A-4


   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
   Pro Forma Condensed Statements of Operations, Earnings Per
        Interest, and Ratio of Earnings to Fixed Charges
              For The Quarter Ended March 31, 2003
                          (Unaudited)

The following unaudited Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges give effect to certain assumptions, including the purchase by the Partnership of 100 Interests tendered by the Limited Partners at the Offer Price of $910.00 per Interest, pursuant to the Offer, financed by a new unsecured demand loan from an affiliate in the amount of $154,000. The Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges give effect to the transaction as if it had occurred at the beginning of the period presented (January 1, 2003).

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of January 1, 2003. The pro forma presentation shows possible scope of the change in the historical results of operations caused by the transaction.


PRO FORMA



HISTORIC
AL
ADJUSTMENT
S
PRO
FORMA


Operating Revenue
$1,465,9
79
0
$1,465,9
79


Operating Expenses (excluding
interest)
(1,166,4
13)
     0
(1,166,4
13)


Net income from investment
property
299,566
0
299,566


Interest income
0
0
0


Administrative expenses
(40,711)
0
(40,711)


Equity in earnings of
unconsolidated affiliate
90,244
     0


90,244


Net income (loss) before
interest expense
349,099
0
349,099


Interest expense and debt
amortization
(393,960
)
(2,406)
(396,366
)


Net income (loss)

$(44,861)
$(2,406)

$(47,267)


      PRO FORMA EARNINGS PER INTEREST





Net(loss) attributable to the
Limited Partners (99%)
$(44,412
)
$(2,382)
$(46,794
)


Net (loss) per Limited Partner
Interest

$(4.33)

$(
4.61)


Interests Outstanding
10,261.5
1
(100)
10,161.5
1


PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES


Earnings (loss) before interest
expenses
$349,099
0
349,099


Fixed charges
$393,960
2,406
396,366


Ratio of earnings to fixed
charges
0.89

0.88


The above ratio (fixed charge ratio) compares earnings before interest expense to interest expense. It indicates how many times interest charges have been earned by the Partnership.

See Notes to Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges.

   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
Notes to Pro Forma Condensed Statements of Operations, Earnings
      Per Interest, and Ratio of Earnings to Fixed Charges
        For the Quarter ended March 31, 2003 (unaudited)

The following notes describe the assumptions underlying the Pro Forma Condensed Statements of Operations, Earnings per Interest, and Ratio of Earnings to Fixed Charges. The unaudited Pro Forma Condensed Statements of Operations, Earnings Per Interest, and Ratio of Earnings to Fixed Charges should be read in conjunction with the unaudited financial statements as of March 31, 2003, and for the quarter ended and the related notes thereto in our March 31, 2003 quarterly report on Form 10-QSB.

The pro forma financial information provided herein was prepared to provide Limited Partners with information about the continuing impact of the Partnership's Offer by showing how the transaction might have affected historical financial statements if the transaction had been consummated at an earlier time. The pro forma statements are intended to assist Limited Partners in analyzing the future prospects of the Partnership because they illustrate the possible scope of the change in the Partnership's historical financial position and results of operations caused by the Offer.

The unaudited Pro Forma Condensed Statements of Operations,
Earnings Per Interest and Ratio of Earnings to Fixed Charges were prepared to illustrate the estimated effects of the Offer as if the transaction had occurred on January 1, 2003.

The unaudited Pro Forma Condensed Statements of Operations, Earnings Per Interest and Ratio of Earnings to Fixed Charges do not purport to represent what the Partnership's results of operations, earnings per Interest, or ratio of earnings to fixed charges, would actually have been if the Offer in fact had occurred on January 1, 2003, or to project the Partnership's results of operations for any period.

     A. The historical Condensed Statement of Operations is based on the unaudited financial statements as of and for the quarter ended March 31, 2003.

     B. Adjustments to the Pro Forma Condensed Statements of Operations, Earnings Per Interest, and Ratio of Earnings to Fixed Charges give effect to certain assumptions, including:
     (a) the purchase by the Partnership of 100 Interests at the Offer Price of $910.00 per Interest pursuant to the Offer; and
     (b) an unsecured demand loan of $154,000 from an affiliate bearing interest at 6.25% per annum. Under these assumptions, the aggregate redemption would amount to $91,000 and the annual interest expense in the new demand loan would be $9,625. The Pro Forma Condensed Statements of Operations, Earnings Per Interest, and Ratio of Earnings to Fixed Charges give effect to the transaction as if it had occurred at the beginning of the period presented (January 1, 2003).

     C. The actual results which would have been achieved during the pro forma period had the transaction occurred on the assumed date may have varied from the Pro Forma Financial Statements, and the variations may have been material.

						      Annex A-5

   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
               Pro Forma Book Value of Interests
                       December 31, 2002

                          (Unaudited)

The following unaudited Pro Forma Book Value of Interests gives effect to certain assumptions, including the purchase by the Partnership of 100 Interests tendered by the Limited Partners at the Offer Price of $910.00 per Interest, pursuant to the Offer, financed by a new unsecured demand loan from an affiliate in the amount of $154,000. The Pro Forma Balance Sheet gives effect to the transaction as if it had occurred on December 31, 2002.

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the financial position which may be obtained in the future or which would actually have been obtained had the Offer occurred as of December 31, 2002. The pro forma presentation shows the possible scope of the change in the historical book value caused by the transactions.





                     PRO FORMA ADJUSTMENTS






                           Historical

                            Purchase
                              of
                               Inter
                            ests


                              Pro
                             Forma



                   Book value of outstanding
                           Interests

         $566,257.00

        $(154,000)

       $412,257.00



Number of Interests
Outstanding

           10,261.51

             (100)

         10,161.51



Book value per Interest

              $55.18



            $40.57


See notes to Pro Forma Statement of Book Value of Interests.

   DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
           Notes to Pro Forma Book Value Per Interest
                       December 31, 2002
                          (Unaudited)

The following notes describe the assumptions underlying the Pro Forma Book Value Per Interest. The unaudited Pro Forma Book Value Per Interest should be read in conjunction with the audited financial statements as of December 31, 2002 and for the year then ended and the related notes thereto included in our 2002 annual report on Form 10-KSB.

The pro forma financial information provided herein was prepared to provide Limited Partners with information about the continuing impact of the Partnership's Offer by showing how the transaction might have affected historical financial statements if the transaction had been consummated at an earlier time. The pro forma statements are intended to assist Limited Partners in analyzing the future prospects of the Partnership because they illustrate the possible scope of the change in the Partnership's historical financial position and results of operations caused by the Offer.

The unaudited Pro Forma Book Value Per Interest was prepared to illustrate the estimated effects of the Offer as if the transaction had occurred on December 31, 2002.

The unaudited Pro Forma Book Value Per Interest does not purport to represent what the Partnership's book value per Interest would actually have been if the Offer in fact had occurred at December 31, 2002, nor does it purport to project the Partnership's book value per Interest for any future date.

     A. The historical Book Value Per Interest is based on the audited balance sheet as of December 31, 2002.

     B. Adjustments to the Pro Forma Book Value Per Interest give effect to certain assumptions, including: (a) the purchase by the Partnership of 100 Interests at the Offer Price of $910.00 per Interest pursuant to the Offer; and (b) an unsecured demand loan of $154,000 from an affiliate bearing interest at 6.25% per annum. Under these assumptions the aggregate redemption would amount to $91,000. It is assumed that the cost of the Offer will be $63,000. The Pro Forma Book Value Per Interest gives effect to the transaction as if it had occurred on the balance sheet date.

     C. The book value per Interest which would have been achieved during the pro forma period had the transactions occurred on the assumed date may have varied from the Pro Forma Financial Statements, and the variations may have been material.

				   Appendix B

                       LIMITED PARTNERSHIP ACTIVITY


                   The Purchase By the Offerors and Others







                            Calendar
                              Year




                           Repurchase
                           Price Paid

                           Number of
                             Total
                           Interests
                            Sold or
                           Transferre
                            d to the
                            Offerors





                           Transactio
                               ns




                           Purchases
                             By the
                           Partnershi
                               p



                           Purchases
                           by Jeffrey
                           Keierleber



                              2001

                              $550


                             444.17

                               22

                               0

                            444.17*



                              2002

                           $550-$895

                           6,525.857

                              700

                           3,135.760

                           3,390.097



                              2003

                              $895

                               0

                               8

                               0

                            97.250*




   No Limited Partnership Interests were purchased by Related
                Parties during the last 60 days.

     * All transactions were effected pursuant to private negotiations at the request of the Limited Partner.

			   Appendix C

                 FORM OF DEMAND PROMISSORY NOTE

                                             $154,000.00


                                             Waukesha, Wisconsin

 July__ , 2003

FOR VALUE RECEIVED, DECADE COMPANIES INCOME PROPERTIES - A
LIMITED PARTNERSHIP, a Wisconsin limited partnership (the
"Borrower"), hereby promises to pay to the order of Decade
Properties Inc., a Wisconsin corporation (the "Lender"), ON DEMAND the principal sum of ONE HUNDRED AND FIFTY FOUR THOUSAND AND 00/100 DOLLARS ($154,000.00).

1. Interest. The unpaid principal amount of this Note shall bear interest from the date hereof until paid in full, at an annual rate equal to 6.25%.

2. Payments. All payments due under this Note shall be made in lawful money of the United States of America to the Lender at the principal office of the Lender set forth below, or to such other address, or by wire transfer to such account, as may be designated from time to time by the Lender to the Borrower in writing.

3. Optional Prepayment. The Borrower may, at any time, prepay the outstanding principal balance of this Note in whole or in part without premium or penalty; provided, however, that in the event of any such prepayment, the Borrower shall also pay all accrued and unpaid interest on the principal amount prepaid.

4. Application of Payments. All payments on the indebtedness evidenced by this Note shall be applied first to pay any and all costs incurred by or on behalf of the holder hereof and next to pay interest hereon and finally to pay principal.

     5.   Demand.

THE BORROWER ACKNOWLEDGES THAT IN ACCEPTING THIS NOTE THE
HOLDER MAY DEMAND PAYMENT OF THIS NOTE AT ANY TIME AND FOR ANY
REASON, WHETHER ARISING BEFORE, ON OR AFTER THE DATE HEREOF, OR FOR NO REASON AT ALL.

THE BORROWER ACKNOWLEDGES THAT THIS NOTE IS AN OBLIGATION
WHICH IS PAYABLE ON DEMAND AND THAT NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS NOTE OR IN ANY OTHER INSTRUMENT, AGREEMENT, OR OTHER DOCUMENT TO WHICH THE BORROWER OR THE LENDER IS A PARTY, THE ENUMERATION IN ANY SUCH DOCUMENT OF SPECIFIC EVENTS OF DEFAULT, CONDITIONS AND/OR COVENANTS RELATING TO THIS NOTE OR TO ANY OTHER OBLIGATION OF THE BORROWER TO THE LENDER, SHALL NOT BE CONSTRUED TO QUALIFY, DEFINE, OR OTHERWISE LIMIT IN ANY WAY THE HOLDER'S RIGHT, POWER, OR ABILITY, AT ANY TIME, TO MAKE DEMAND FOR PAYMENT OF THE PRINCIPAL OF AND INTEREST ON THIS NOTE, AND THE BORROWER AGREES THAT THE OCCURRENCE OF ANY EVENT OF DEFAULT OR BREACH OF ANY CONDITION OR COVENANT IN ANY SUCH DOCUMENT IS NOT THE ONLY BASIS FOR DEMAND TO BE MADE ON THIS NOTE.

WITHOUT LIMITING THE FOREGOING, THE ENTIRE AMOUNT OF UNPAID PRINCIPAL AND ACCRUED AND UNPAID INTEREST UNDER THIS NOTE SHALL BE AUTOMATICALLY AND IMMEDIATELY DUE AND PAYABLE, WITHOUT NOTICE, DEMAND OR ACTION OF ANY KIND BY THE HOLDER, IN THE EVENT THE BORROWER (A) BECOMES INSOLVENT OR TAKES OR FAIL TO TAKES ANY ACTION WHICH CONSTITUTES AN ADMISSION OF INABILITY TO PAY ITS DEBTS AS THEY MATURE, (B) MAKES A GENERAL ASSIGNMENT FOR THE BENEFIT OF CREDITORS OR TO AN AGENT AUTHORIZED TO LIQUIDATE ANY SUBSTANTIAL AMOUNT OF ITS ASSETS, (C) BECOMES THE SUBJECT OF AN "ORDER FOR. RELIEF" WITHIN THE MEANING OF THE UNITED STATES BANKRUPTCY CODE,
(D) FILES A PETITION IN BANKRUPTCY, OR FOR REORGANIZATION, OR TO EFFECT A PLAN OR OTHER ARRANGEMENT WITH CREDITORS, (E) FILES AN ANSWER TO A CREDITOR'S PETITION, ADMITTING THE MATERIAL ALLEGATIONS THEREOF, FOR AN ADJUDICATION OF BANKRUPTCY OR FOR REORGANIZATION OR TO EFFECT A PLAN OR OTHER ARRANGEMENT WITH CREDITORS, (F) APPLIES TO A COURT FOR THE APPOINTMENT OF A RECEIVER OR CUSTODIAN FOR ANY OF ITS ASSETS OR PROPERTIES, OR (G) HAS A RECEIVER OR CUSTODIAN APPOINTED FOR ANY OF ITS ASSETS OR PROPERTIES, WITH OR WITHOUT CONSENT, AND SUCH RECEIVER SHALL NOT BE DISCHARGED WITHIN SIXTY
(60) DAYS AFTER HIS APPOINTMENT.

6.   Enforcement.

(a) The Borrower agrees to pay all reasonable fees and expenses incurred by the Lender, including the reasonable fees of counsel, in connection with the protection and enforcement of the rights of the Lender under this Note, including without limitation the collection of any amounts due under this Note and the protection and enforcement of such rights in any bankruptcy, reorganization or insolvency proceeding involving the Borrower.

(b)  No remedy herein conferred upon the Lender is.
intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given under this Note or now or hereafter existing by law. No failure or delay on the part of the Lender in exercising any right or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude other or further exercise.

7.   Notices.    All notices given hereunder shall be in
writing and delivered to the address set forth below, or to such other address with respect to either party as such party shall notify the other in writing; such notices shall be deemed given when delivered:

If to the Borrower:

                    Decade Companies Income Properties - A Limited Partnership N19 W24130 Riverwood Drive, Suite
                    100
Waukesha, Wisconsin 53188

If to the Lender:
Decade Properties Inc.
N19 W24130 Riverwood Drive, Suite 100
Waukesha, Wisconsin 53188

8. Waiver. The Borrower and all endorsers, sureties, guarantors and other accommodation parties hereby waive presentment for payment, protest and notice of nonpayment and consent, without affecting their liability hereunder, to any and all extensions, renewals, substitutions and alterations of any of the terms of this Note and to the release of or failure by the Lender to exercise any rights against any party liable for or any property securing payment thereof.

9.   Waiver of Jury Trial: Jurisdiction. THE BORROWER (AND THE
LENDER BY ACCEPTANCE OF THIS NOTE) HEREBY AGREE THAT:

(A)  THE BORROWER AND THE LENDER IRREVOCABLY WAIVE ANY
AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE.

(B)  THE BORROWER AND THE LENDER EACH AGREE TO THE
EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT IN THE STATE OF WISCONSIN WITH RESPECT TO ANY CLAIM OR CAUSE OF ACTION ARISING UNDER OR RELATING TO THIS NOTE, WAIVE ANY OBJECTION BASED ON FORUM NON CONVENIENS AND WAIVE ANY OBJECTION TO THE VENUE OF ANY ACTION RELATING TO THIS NOTE.

10. Governing Law. This Note shall be governed by the substantive law of the State of Wisconsin.

11. No Violation. The Borrower represents that no agreement to which he it a party would prohibit it from entering into this agreement or enforcing any term of this agreement against it.


                               DECADE COMPANIES INCOME PROPERTIES
                              - A LIMITED PARTNERSHIP

                              BY DECADE COMPANIES - A GENERAL
                              PARTNERSHIP
GENERAL PARTNER


BY /s/Jeffrey L. Keierleber
      Jeffrey L. Keierleber
      General Partner of Decade
Companies

                                      Appendix D

            FAIRNESS OPINION OF THE VALUATIONS GROUP

            [VALUATIONS GROUP LETTERHEAD]

June 3, 2003




Decade Companies - A General Partnership
Decade Companies Income Properties - A Limited Partnership
Riverwood Corporate Center
N19 W24130 Riverwood Drive, Suite 100
Waukesha, Wisconsin 53188

Gentlemen:

You have requested our opinion as to the fairness to the holders of limited partnership interests ("Interests") in the Decade Companies Income Partnership (the "Partnership") of an offer (the "Tender Offer") by the Partnership and Jeffrey L. Keierleber (an affiliate of the Partnership) to acquire up to 3,500 of the issued and outstanding units of the Partnership at a price of $910 per Interest.

The Valuations Group's primary business is to provide independent opinions of value for interests in general and limited partnerships. The firm and its principals have significant experience and knowledge of the factors which effect the valuation and pricing of partnership interests. Prior to being engaged to provide this fairness opinion, in the normal course of its business The Valuations Group previously prepared an independent opinion of value related to the Partnership for a client unrelated to this transaction.
This opinion indicated a fair market value of $899 per Interest and was based on information available as of August 15, 2002. The Valuations Group's current valuation based on the same methodology applied using information available as of June 3, 2003 is $758 per Interest.

The principal causes of the valuation decrease are: (i) the reduction in the estimated value of Town Place as indicated in an appraisal dated September 27, 2002; (ii) cash needs in excess of operating income during the intervening period; and, (iii) an increase in the fractional interest discount derived in The Valuations Group's analysis.

Other than the services rendered in connection with this opinion, The Valuations Group has not provided professional services to any party to this transaction nor is the fee payable for this opinion related to the proposed transaction's success or failure.

In the course of rendering its opinion, The Valuations Group has:

i)	Reviewed a draft of the preliminary Tender Offer documentation dated
May 28,  2003.

ii)	Reviewed the Partnership's Amended and Restated Agreement of Limited
Partnership dated September 30, 1996, as amended on March 31, 2003.

iii)	Reviewed and analyzed financial statements and related notes contained in the  Partnership's 2002 Annual Report on Form 10-KSB.

iv)	Reviewed and analyzed financial statements and related notes contained in the  Partnership's First Quarter 2003 Quarterly Report on Form 10-Q.

v)	Reviewed a limited scope appraisal of the Pelican Sound Apartments effective April 8, 2002.

vi)	Reviewed a limited scope appraisal of the Town Place Apartments effective  September 27, 2002.

vii)	Reviewed the terms of purchase related to the July 30, 2002 acquisition of the Spectrum and Plymouth Plaza office properties.

viii)	Reviewed and analyzed the recent historical performance and 2003 operating budgets for all of the Partnership's investment real estate.

ix)	Reviewed published data regarding capitalization rates related to apartment and suburban office investments on a national basis, and, to the extent available, regional and local basis.

x)	Reviewed published data regarding transactions of limited partnership interests in the informal partnership secondary market and recent tender offers for interests in other limited partnerships.

xi)	Discussed the Tender Offer and the Partnership's history and future outlook with  the Partnership's senior management.

In the course of its review, The Valuations Group did not physically inspect the Partnership's properties. The Valuations Group has relied upon the accuracy and completeness of the financial, appraisal, and other information which was provided to it by the General Partner and other third parties. The Valuations Group has not made an effort to independently verify the accuracy and completeness of any such information. In connection with its opinion, The Valuations Group assumes that there will be no material change in property operations or the properties' appraised values prior to the closing of the Tender Offer.

The Valuations Group has not been requested to, nor has it specifically expressed or implied an opinion as to the following: (i) alternatives to the Tender Offer; (ii) the Offeror's capacity to enter into the proposed transaction; (iii) income tax considerations to any party involved with the transaction; and (iv) the effect the Tender Offer may have, if any, on limited partners electing not to tender their Interests.

Based upon, and subject to the foregoing, and other matters which we deem to be relevant, it is our opinion that as of the date hereof the offer of $910 per Interest is fair from a financial point of view.

Respectfully Submitted,


 /s/ Michael D. Phelan

THE VALUATIONS GROUP, INC.
BY:  Michael D. Phelan, as its President


		       Appendix E

                  TRANSMITTAL LETTER TO LIMITED PARTNERS

                  [DECADE LETTERHEAD]

July 15, 2003

     RE:  Decade Companies Income Properties

Dear Investor:

Enclosed with this letter is an offer by the Partnership and Mr. Jeffrey Keierleber, severally and not jointly, to purchase your Interests for cash consideration of $910.00 per Interest. The enclosed documents consist of an Offer to Purchase, which you should read carefully, and a Letter of Acceptance.

Our records show that you own the following Interests:

    total Interests  $1,000 =                          $

    Cumulative cash distributions you have received:   $

    Net investment:                                    $



Amount of cash consideration you will receive, if you
 tender all of your Interests                          $


In order to accept the Offer, subject to its terms and conditions, you must complete the enclosed Letter of Acceptance and mail or deliver it to the Partnership on or before the Expiration Date.
The Letter of Acceptance must be signed by the person or persons in whose name the Interests are carried on the Partnership's records in exactly the same manner in which such name or names appear. For your convenience we have attached a label to page one of each Letter of Acceptance that indicates the name or names of the Limited Partner(s), the address of record, and the number of Interests owned. The Partnership's payment for Interests which are tendered and accepted by the Partnership should be made on or before five days after the Expiration Date of the Offer in the name or names that appear on the label and will be mailed to the address shown on the label, unless different instructions are given on the Letter of Acceptance.

Very truly yours,
/s/ Michael Sweet
Michael Sweet
Partnership Manager
MS
Enclosures

                                Appendix F

                           LETTER OF ACCEPTANCE

                   To Tender Limited Partnership Interests

          Decade Companies Income Properties, A Limited Partnership

                      Pursuant to the Offer to Purchase
                             Dated July 15, 2003

THIS OFFER, THE PRORATION PERIOD, AND WITHDRAWAL RIGHTS EXPIRE AT
MIDNIGHT, CENTRAL TIME, ON AUGUST 13, 2003, UNLESS EXTENDED.

To:  Decade Companies Income Properties, A Limited Partnership
(ADCIP)
N19 W24130 Riverwood Drive, Suite 100
Waukesha, Wisconsin  53188-1131

(This Letter of Acceptance may be delivered to DCIP by mail or by hand delivery at the above address, or by facsimile transmission at
(262) 522-8999. The Letter of Acceptance will be deemed to be received at the time of actual receipt at the offices of DCIP.

Ladies and Gentlemen:

The undersigned is the Limited Partner of record and the owner of a Limited Partnership Interest (the AInterests) of Decade Companies Income Properties, A Limited Partnership (the APartnership). The undersigned hereby tenders to the Partnership or Mr. Keierleber, as the case may be (as set forth on page 3 of this Letter of Acceptance), in accordance with the terms and conditions of the Offerors' Offer to Purchase, dated July 15, 2003, (including the annexes thereto and this Letter of Acceptance) (collectively the AOffer), receipt of which is hereby acknowledged.

Subject to, and effective upon, acceptance for payment of the Interests tendered herewith, the undersigned hereby sells, assigns and transfers to the Partnership all right, title, claims and interest in and to all of the Interests that are tendered hereby. The Partnership may redeem and cancel said Interests that it may purchase. If the Interests are purchased by Mr. Jeffrey Keierleber, an affiliate of the Partnership, then Mr. Keierleber will not cancel said Interests, but will continue to own them for his own account. After acceptance for payment of the Interests by the Partnership, the undersigned will have no right, title, claims or interest in or with respect to the Interests tendered, other than the right to receive in cash the Purchase Price provided in the Offer of $910.00 per Interest. Interest means the interest of a Limited Partner representing a Capital Contribution to the Partnership of $1,000. The undersigned understands and acknowledges that the Offerors may prorate the amount of Interests accepted for purchase, as set forth in the Offer to Purchase, dated July 15, 2003.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the tendered Interests and that, when the same are accepted for payment, the Offerors will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claim. The undersigned understands that the Partnership will cancel said Interests that it purchases. The undersigned understands that Mr. Keierleber, an affiliate of the Partnership will not cancel said Interests that he purchases. The undersigned will, upon request, execute any additional documents deemed by the Partnership to be necessary or desirable to complete the sale, assignment and transfer of the tendered Interests.

All authority conferred or agreed to be conferred in this Letter of Acceptance shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned. Except as stated in the Offer, this tender is irrevocable.

Unless otherwise indicated herein under Special Payment Instructions, please issue the check for the Purchase Price in the name(s) of the registered holder(s) and at the address stated above. In the event that Special Payment Instructions are completed, please issue the check for the purchase price in the name of, and deliver said check to the person or persons at the address so indicated.

In the event that Mr. Keierleber, an affiliate of the General Partner, acquires the Interests, I as Assignor, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby transfer and assign to Mr. Keierleber (Assignee) all of Assignor's right, title, claims, and interest in and to Assignor's Limited Partnership Interests described herein. Assignor, by the execution of this Transfer of Interest, and for the same consideration, covenants with Assignee, that Assignor is the lawful owner of and has good title to all interest stated above and the same are free and clear of all liens, encumbrances or adverse claims whatsoever, caused or occasioned by Assignor.

If you are going to tender your Interests, please sign exactly as your name(s) appears on page 1, above. See Instruction 4 before signing. If you own any Fractional Interests and decide to tender any Interests, such amount must be tendered so that the Limited Partner is left owning no Fractional Interests and at least three
(3) Interests, two (2) in the case of an IRA.





                          Offer Price
                          Per Interest

                           Interests
                             Owned

                           Interests
                            Tendered

                             Total
                         Consideration



                              DCIP
                           Interests

                              $910

                            ________

                            ________

                           $________


The payment date or dates will be determined at the sole discretion of the General Partner, but is expected to be promptly after the
   Expiration Date, but in any event within 5 days after the
                        Expiration Date.

_______

(Limited Partner Signature)                  (Date)    Social
Security Number or
                    Employer Identification
                             Number

_______

(Limited Partner Signature)                  (Date)    Social
Security Number or

		    Employer Identification
                             Number

			    SPECIAL PAYMENT INSTRUCTIONS
                   (See Instructions 1 and 5)

     To be completed only if payment for Interests accepted for purchase by the Partnership is to be made to a person other than the Limited Partner(s) and at the address set forth at the beginning of this Letter.

     Name and/or address of payee other than registered owner at registered address:



 Name (please print)



 Address



 (Include Zip Code)



 (Tax ID or SS Number)

Signature guarantee, if required.

See Instruction 1.


 (Name of Institution)


 (Signature of Officer and Title)


 (Date)



                          INSTRUCTIONS

The Following Instructions Are Part of the Terms and Conditions
                          of the Offer

     1. Guarantee of Signature. No signature guarantee on this Letter of Acceptance is required unless payment is requested to be made to a person or persons or at an address different from that shown on the Letter of Acceptance. If payment is requested to be made to any other person or at any other address, all signatures on this Letter of Acceptance must be guaranteed by a federal or state chartered bank or savings and loan institution or by a broker-dealer that is a member of the New York Stock Exchange, Inc.

     2. Delivery of Letter of Acceptance. This Letter of Acceptance must be delivered to the Partnership at the address and by any of the means specified in the Letter of Acceptance, and must be received by the Partnership prior to the Expiration Date as defined in the Offer. The method of delivery to the Partnership is at the election and risk of the tendering
     Limited Partner. However, if delivery is by mail, the Partnership recommends registered mail with return receipt requested.

     3. Form of Tender. No alternative, conditional or contingent tenders will be accepted. If a Limited Partner tenders less than all of his Interests, only whole Interests may be retained by such Limited Partner and a minimum of three (3) full Interests, two (2) in the case of an IRA, must be retained. All tendering Limited Partners, by execution of this Letter of Acceptance (or a facsimile thereof), waive any right to receive any notice of the acceptance of their Interests as a condition thereto and understand the Partnership may prorate its purchases.

     4. Signatures to the Letter of Acceptance. If this Letter of Acceptance is signed by the registered holder of Interests tendered hereby, the signature must correspond with the name as shown at the beginning of the Letter of Acceptance. If any of the Interests tendered hereby are owned by two or more joint owners, all such owners must sign this Letter of Acceptance. At the General Partner's sole discretion, the Partnership may accept the signature of one joint owner, provided that by executing this document such Limited Partner hereby agrees to indemnify the Partnership from claims made by the other joint owners concerning the Interests.

     If any tendered Interests are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Acceptance as there are different registrations. For example, two Letters of Acceptance would be required for Interests owned individually by Mr. X, and by Mr. and Mrs. X as joint tenants.

     If this Letter of Acceptance is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and submit proper evidence satisfactory to the Partnership of their authority to so act.

     5. Special Payment Instructions. If a check is to be issued in the name of or at an address different from that shown at the beginning of the Letter of Acceptance, such instructions must be noted on the Letter of Acceptance and the signature of the tendering Limited Partner(s) must be guaranteed as provided in Instruction 1, above.

     6. Waiver of Conditions. The Offerors reserve the absolute right to waive any of the specified conditions of the Offer in the case of Interests tendered.

     7. Form W-9 Obligation. To prevent back-up federal income tax withholding equal to 28% of the payments made pursuant to the Offer, each tendering Limited Partner, who is not exempt
     (e.g., a corporation), must provide a correct taxpayer identification number. A substitute Form W-9 is attached and should be completed by those Limited Partners who have not forwarded a taxpayer identification number. If a Limited Partner has already forwarded a Form W-9 (or substitute), you do not need to send another Form W-9 to the Partnership.

     8. Requests for Assistance. Questions and requests for assistance should be directed to the Partnership Manager, Mr. Michael G. Sweet, N19 W24130 Riverwood Drive, Suite 100,
     Waukesha, Wisconsin  53188-1131 (phone 262-522-8990)
     (facsimile 262-522-8999).


                    Substitute Form W-9

       REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION

Name (If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name. If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of this form.)

Name:



Business name, if different from above.

     C    Sole proprietor.  Enter your individual name as shown on your social security card on the AName line. You may enter your business, trade, or Adoing business as (DBA) name on the
     ABusiness name line.
     C    Limited liability company (LLC).  If you are a single-member
     LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under
     Treasury regulations section 301.7701-3, enter the owner's name on the "Name" line.  Enter the LLC's name on the
     ABusiness name line.
     C    Caution: A disregarded domestic entity that has a foreign
     owner must use the appropriate Form W-8.
     C    Other entities.  Enter your business name as shown on required
     Federal tax documents on the AName line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the ABusiness name line.

Business name:


Check appropriate box:   ____Individual/Sole Proprietor
____Corporation
              ____Partnership     ____Other:__________
                                            _____

Address (number, street, and apt. or suite no.):

City, State, and Zip Code:


Requester's Name and Address: DCIP, A Limited Partnership
N19 W24130 Riverwood Drive, Suite 100
Waukesha, Wisconsin  53188-1131

PART I - Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box.

     C    For individuals this is your social security number (SSN):
                  -          -                    .
However, for a resident alien: If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your
IRS individual taxpayer identification number (TIN).  Enter it in the social security number box.
However, for a sole proprietor: If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.  However, the IRS prefers that you use your SSN.
However, for a disregarded entity: If you are an LLC that is disregarded as an entity separate from its owner, and are owned by an individual, enter your SSN (or Apre-LLC EIN, if desired).  If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.
     C    For other entities, it is your employer identification number
     (EIN):            -                        .

PART II - For U.S. Payees Exempt From Backup Withholding
Individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. For more information on exempt payees, see the separate Instructions for the Requester of Form W-9.

If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. Enter your correct TIN in Part I, write AExempt in Part II, and sign and date this form.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester a properly completed Form W-8BEN, W-8ECI, W-8EXP or W-8IMY, whichever is applicable.

PART III - Certification
Under penalties of perjury, I certify that:

     C    The number shown on this form is my correct taxpayer
     identification number (or I am waiting for a number to be issued to me), and

     C    I am not subject to backup withholding because: (a) I am
     exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

     C    I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN.

Sign Here
Signature of U.S. person:
                                   Date: